Origin energy

RECEIVED

2008 MAR -3 A 10:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 February 2008


08001024

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 28 November 2007 to 18 February 2008. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

PROCESSED
MAR 0 6 2008
THOMSON FINANCIAL

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

origin energy

RECEIVED
2008 MAR -3 A 10:2

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	18 February 2008
From	Bill Hundy	Pages	3
Subject	RIVERSLEA SOUTHEAST 1 OIL EXPLORATION WELL UPDATE, SURAT BASIN, QUEENSLAND		

For your information please find attached an ASX Release relating to an update on the Riverslea Southeast 1 Oil Exploration Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

18 February 2008

Riverslea Southeast 1 Oil Exploration Well Update, Surat Basin, Queensland

Origin Energy provides a final report on the Riverslea Southeast 1 oil exploration well operated by the company and its subsidiaries.

Riverslea Southeast 1

Well type: Oil Exploration Well

Location: Surat Basin, Queensland (PL 30)

Riverslea Southeast 1 surface location is approximately 1.4 km southeast of the Riverslea Oil Field.

Latitude: 27° 21' 19.39" S
Longitude: 148° 45' 14.42" E

Interests in PL30:

Angari Pty Ltd*	55.0%
Origin Energy CSG Ltd*	20.0%
Santos (BOL) Pty Ltd#	7.5%
Bridge Oil Exp Pty Ltd#	7.5%
Mosaic Oil NL	10.0%

*a wholly owned subsidiary of Origin Energy Limited

#a wholly owned subsidiary of Santos Limited

Interests in the Well:

Angari Pty Ltd*	64.7%
Origin Energy CSG Ltd*	23.5%
Santos (BOL) Pty Ltd#	0%
Bridge Oil Exp Pty Ltd#	0%
Mosaic Oil NL	11.8%

*a wholly owned subsidiary of Origin Energy Limited

#a wholly owned subsidiary of Santos Limited, Non-Participant in this well

Objective:

Primary target: Boxvale Sandstone
Secondary targets: Basal Evergreen Formation; Moolayember Formation
Proposed total depth: 1,625 metres measured depth

The well is a structural test of the Boxvale Sandstone, the main oil-producing reservoir on the western flank of the Surat Basin.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Progress and Status: The well commenced drilling on 10 February 2008 with the Mitchell 152 drilling rig. The 311 millimetre (12-1/4 inch) surface section was drilled to a depth of 195 metres measured depth and 244 millimetres (9-5/8 inch) surface casing has been set at 192 metres measured depth. The 216 millimetre (8-1/2 inch) production wellbore was drilled to a total depth of 1,585 metres measured depth on 16 February.

Riverslea Southeast 1 encountered weak oil shows in poorly developed reservoirs of the upper Boxvale Sandstone. Wireline logs were acquired and the well will be plugged and abandoned.

For further information contact:

Paul Zealand
General Manager Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@originenergy.com.au

Origin energy

RECEIVED
2008 MAR -3 A 10:25

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 February 2008
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,440
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.718196
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	54,400 - 14 February 2008 7,040 - 15 February 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,578,758	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,476,760 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A

33 +Despatch date | N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 15 February 2008
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


origin
energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	14 February 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8.**		

For your information please find attached, a release regarding Kupe South 6, 7 & 8.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

14 February 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 13 February, the 12-1/4 inch drilling assembly for the Kupe South 6 (KS-6) well was being run in to drill out the 13-3/8 inch casing shoe track. The planned total depth for the section is 2,935m MDRT (measured depth from rotary table). Upon completion, the 9-5/8 inch casing will be run and cemented.

Over the last week, the 9-5/8 inch casing of the Kupe South 7 (KS-7) well has been run and cemented to 3,107m MDRT and the rig was skidded to KS-6 as planned.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4inch	8-1/2 inch
KS-6	560m	2,000m		
KS-7	566m	2,000m	3,116m	
KS-8	568m	2,184m	3,429m	

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie, Manager Investor Relations, Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	13 February 2008
From	Bill Hundy	Pages	3
Subject	RIVERSLEA SOUTHEAST 1 OIL EXPLORATION WELL UPDATE, SURAT BASIN, QUEENSLAND		

For your information please find attached an ASX Release relating to an update on the Riverslea Southeast 1 Oil Exploration Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

13 February 2008

Riverslea Southeast 1 Oil Exploration Well Update, Surat Basin, Queensland

Origin Energy provides the following update on the Riverslea Southeast 1 oil exploration well operated by the company and its subsidiaries.

Riverslea Southeast 1

Well type: Oil Exploration Well

Location: Surat Basin, Queensland (PL 30)

Riverslea Southeast 1 surface location is approximately 1.4 km southeast of the Riverslea Oil Field.

Latitude: 27° 21' 19.39" S
Longitude: 148° 45' 14.42" E

Interests in PL30:

Angari Pty Ltd*	55.0%
Origin Energy CSG Ltd*	20.0%
Santos (BOL) Pty Ltd#	7.5%
Bridge Oil Exp Pty Ltd#	7.5%
Mosaic Oil NL	10.0%

*a wholly owned subsidiary of Origin Energy Limited

#a wholly owned subsidiary of Santos Limited

Interests in the Well:

Angari Pty Ltd*	64.7%
Origin Energy CSG Ltd*	23.5%
Santos (BOL) Pty Ltd#	0%
Bridge Oil Exp Pty Ltd#	0%
Mosaic Oil NL	11.8%

*a wholly owned subsidiary of Origin Energy Limited

#a wholly owned subsidiary of Santos Limited, Non-Participant in this well

Objective:

Primary target: Boxvale Sandstone
Secondary targets: Basal Evergreen Formation
Moolayember Formation
Proposed total depth: 1,625 metres measured depth

The well is a structural test of the Boxvale Sandstone, the main oil-producing reservoir on the western flank of the Surat Basin.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Progress and Status:	The well commenced drilling on 10 February 2008 with the Mitchell 152 drilling rig. The 311 millimetre (12-1/4 inch) surface section was drilled to a depth of 195 metres measured depth and 244 millimetres (9-5/8 inch) surface casing has been set at 192 metres measured depth. As at 08:30 (AEST), the well had reached a depth of 210 metres measured depth and was drilling ahead the 216 mm (8-1/2 inch) production hole.

For further information contact:

Paul Zealand
General Manager Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@originenergy.com.au


PL 22
BELDENE/ROYSTON FIELD
KINCORA FIELD
NEW ROYAL FIELD
PL 21
PL 64
PL 14
NEWSTEAD FIELD
CARBEAN FIELD
ATP 608P
ATP 608P RK
ROOKWOOD FIELD
ATP 470P RD
PL 27
YARRABEND
BROADWAY FIELD
ATP 470P R
PL 30
ATP 805P
ATP 470P RD
ATP 805P
RIVERSLEA FIELD
RIVERSLEA SOUTHEAST 1
ATP 805P

Location of Riverslea Southeast 1 within PL 30

082-34934

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	12 February 2008
From	Bill Hundy	Pages	3
Subject	KEY MILESTONE FOR KUPE GAS PROJECT		

For your information please find attached a media release regarding the Kupe Gas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Media Release

12 February 2008

Key milestone for Kupe Gas Project

The Kupe Gas Project has reached a key milestone, with the final stage of the main offshore gas pipeline being laid by one of the world's most advanced pipelaying vessels, the *Apache*.

Kupe joint venture partners, including operator Origin Energy Resources (Kupe) Limited ("Origin"), Genesis Energy, New Zealand Oil & Gas Ltd and Mitsui E & P Australia Pty Ltd, today completed the final stages of the pipe laying, offshore from Hawera.

The *Apache*, operated by Technip, uses a reel-lay method for installing small and medium diameter pipelines. This allows a pipeline, which has already been welded together onshore, to be reeled off the back of the ship easily and quickly with much less risk of weather downtime.

The pipeline has a diameter of 12 inches and links the offshore wellhead platform to the onshore production station near Hawera though a tunnel drilled under the cliffs off the Taranaki coast.

The *Apache* is 122.9 metres long, 23.3 meters wide and sits at a depth of 8.7 metres. Powered by two 20 cylinder diesel engines, the *Apache* sleeps 95 people and has several recreation rooms, a games room and sauna on board.

Kupe Gas Project Director Peter Ashford said this was the first time that a vessel like the *Apache* had been used in New Zealand to lay an offshore gas pipeline.

"The laying of the pipeline marks a major achievement for the Kupe Gas Project," Mr Ashford said.

"The three 10 kilometre sections of pipeline have been laid quickly, without any serious delays. This is the result of meticulous planning and preparation by the whole Kupe Gas Project team."

After dropping off crew in Wellington last week the *Apache* is now heading to other projects in the North Sea.

Participants in the Kupe Joint Venture are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy (through wholly owned subsidiaries)	31%
New Zealand Oil & Gas Limited (through wholly owned subsidiaries)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For more information:

For Media - Senate Communication Counsel

Greta Shirley
+64 21 455 922

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



For Investors - Origin Energy

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

About Origin Energy *- Origin is the Ethical Investor 2007 Sustainable Company of the Year and one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our strengths come from our integration across the supply chain, from exploration and production to the supply of energy to over 3 million customer accounts. Origin's portfolio of assets together with more than 3,000 employees, provide flexibility, stability and significant opportunities for growth in the ever changing energy industry. Origin is also the major shareholder in New Zealand's Contact Energy.*

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	11 February 2008
From	Bill Hundy	Pages	3
Subject	ORIGIN EXECUTES AN UNDERWRITTEN SYNDICATED CREDIT FACILITY		

For your information please find attached an ASX Release entitled "Origin executes an underwritten syndicated credit facility".

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


origin
energy

ASX Release

11 February 2008

Origin executes an underwritten syndicated credit facility

Origin Energy Limited ("Origin") has executed an underwritten syndicated credit facility ("Facility") with ANZ, Commonwealth Bank, Deutsche Bank, JP Morgan and NAB.

The 3-year Facility is structured on a senior unsecured basis and comprises A$900 million of revolving and term tranches and a US$200 million revolving tranche.

Origin's CFO, Frank Calabria, said "the Facility will be used along with cash flows and existing facilities to fund Origin's previously announced growth capital expenditure requirements, including the Darling Downs Power Station project and ongoing coal-seam gas developments."

Syndication of the Facility to Origin's relationship banks and to new banks is expected to be completed in March 2008.

Origin has "BBB+ stable" long-term credit ratings from both S&P and Fitch Ratings.

For further information please contact:

Media
Amanda Lampe
National Manager Media
Origin Energy
Ph: 02 8345 5217
Mobile: 0419 482 547

Investors
Angus Guthrie
Manager Investor Relations
Origin Energy
Ph: 02 8345 5558
Mobile: 0417 864 255



Bank enquiries to the Joint Lead Arrangers and Underwriters:

ANZ	**Commonwealth Bank**
Sean Joseph Director - Syndications Tel: +61 2 9227 1720 Fax: +61 2 9227 1995 Mob: +61 421 583 352 Em: sean.joseph@anz.com	David Sim Lead Executive - Loan Markets Tel: +61 2 9513 1063 Fax: +61 2 9513 1001 Mob: +61 404 801 015 Em: simdl@cba.com.au
Deutsche Bank	**JP Morgan**
Catheryne George Vice President, Loan Capital Markets Tel: +61 2 8258 3702 Fax: +61 2 8258 1178 Mob: +61 4 3849 3110 Em: catheryne.george@db.com	David A Graham Head of Syndicated & Leveraged Finance Tel: +61 2 9220 3009 Fax: +61 2 9251 3371 Mob: +61 407 279 659 Em: david.a.graham@jpmorgan.com
NAB	
Stephen Boyd Director - Loan Origination & Syndication Tel: +61 2 9237 1348 Fax: +61 2 9237 1634 Mob: +61 410 482 265 Em: stephen.boyd@nab.com.au	



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	7 February 2008
From	Bill Hundy	Pages	4
Subject	ORIGIN TAKES 100% OWNERSHIP OF THE HALLADALE AND BLACK WATCH GAS FIELDS		

For your information please find attached an announcement entitled "Origin takes 100% ownership of the Halladale and Black Watch Gas Fields".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX/Media Release

7 February 2008

Origin Takes 100% Ownership of the Halladale and Black Watch Gas Fields

Origin Energy today announced that it has purchased Woodside Petroleum Limited's 62.5% interest in the VIC/P37(V) Exploration Permit off the south west Victorian coast for $13.6 million. The permits contain the Halladale and Black Watch gas and condensate fields, and the acquisition provides Origin with 100% ownership of the permit.

The Halladale and Black Watch fields were discovered in 2005 and are estimated to contain a 55 PJe recoverable gas and condensate contingent resource[1]. The fields are located four to five kilometres offshore and may potentially be accessed via extended reach drilling from onshore. This would provide an economic means of tying the field into either new or existing pipelines and plant infrastructure in the area.

Origin Managing Director Grant King said: "The purchase provides Origin, as 100% owner and operator, with the ability to undertake the necessary exploration and potential development activity to bring this small but valuable gas and liquids resource to market.

"Securing Halladale and Black Watch complements Origin's integrated portfolio strategy and provides added flexibility in managing its southern gas requirements. The anticipated reserves will be used to support Origin's existing gas retail business and the proposed Mortlake Power Station.

"The fields could potentially also be used for gas storage in the future to support winter peak demand requirements in Origin's retail businesses," he said.

The transaction is subject to approval under the relevant petroleum legislation.

For more information:

Media
Amanda Lampe
National Manager Media, Corporate Communications
Telephone: (02) 8345 5217
Mobile: 0419 482 547

Investors
Angus Guthrie
Manager, Investor Relations
Telephone: (02) 8345 5558
Mobile: 0417 864 255


origin
energy

About Origin Energy
Origin is the Ethical Investor 2007 Sustainable Company of the Year and one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our strengths come from our integration across the supply chain, from exploration and production to the supply of energy to over 3 million customer accounts. Origin's portfolio of assets together with more than 3,000 employees, provide flexibility, stability and significant opportunities for growth in the ever changing energy industry. Origin is also the major shareholder in New Zealand's Contact Energy.

[1]The information on hydrocarbon reserves in this report has been compiled by Tim Scholefield, a full-time employee of Origin. Tim Scholefield is qualified in accordance with the ASX Listing Rule 5.11 and has consented to the form and context in which this statement appears.

origin energy



Mortlake
Mortlake
Victoria
SEA Gas Pipeline
Terang
Koroit
Cobden
Port Fairy
Allansford
PPL 6,9,10
Warrnambool
VIC/P37(V)
South West Pipeline
PPL 2,4,5,7,8,12
Halladale
Black Watch
Thylacine/Geographe
Martha
Port Campbell
LEGEND
Origin permit
VIC/P 37(V)
Gas pipeline (Origin interest)
Gas pipeline (proposed)
Pipelines (existing)
Power Station (proposed)
Production facility (being commissioned)
Gas field
Pecten
Henry
Minerva
Casino
VIC/P43
La Bella
VIC/L23
Geographe
Southern
Ocean
Thylacine
T/L2
T/L3
T/34P
T/30P
N
0
20
Kilometres


origin
energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	7 February 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND**		

For your information please find attached an announcement regarding the Kupe Development Wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

7 February 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 6 February, the 12-1/4 inch section of the Kupe South 7 (KS-7) well had reached a depth of 2,176m MDRT (measured depth from rotary table). The planned total depth for the section is 3,107m MDRT. Upon completion, the 12-1/4 inch section of KS-6 will be drilled and cased.

Over the last week, the 9-5/8 inch casing of the Kupe South 8 (KS-8) well has been run and cemented as planned.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12 ¼ inch	8 ½ inch
KS-6	560m	2,000m		
KS-7	566m	2,000m	2,176m	
KS-8	568m	2,184m	3,429m	

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
Tel: +64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	6 February 2008
From	Bill Hundy	Pages	3
Subject	EMU APPLE 3 OIL APPRAISAL WELL, SURAT BASIN, QUEENSLAND		

For your information please find attached an ASX Release regarding Emu Apple 3 Oil Appraisal Well, Surat Basin, Queensland.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

6 February 2008

Emu Apple 3 Oil Appraisal Well, Surat Basin, Queensland

Origin Energy provides the following report on the Emu Apple 3 oil appraisal well operated by the company and its subsidiaries.

Emu Apple 3

Well type: Oil Appraisal Well

Location: Surat Basin, Queensland (ATP 470P Redcap Block)

Emu Apple 3 surface location is approximately 420 metres southwest of Emu Apple 1 and some 20 kilometres northwest of the Riverslea Oil Field.

Latitude: 27° 12' 37.63" S
Longitude: 148° 35' 39.65" E

Initial Interests:

Angari Pty Ltd*	67.50%
Origin Energy CSG Ltd*	22.50%
Santos QNT Pty Ltd	10.00%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Boxvale Sandstone
Secondary target: Basal Evergreen

Proposed total depth: 1,480 metres measured depth

Progress and Status:

The well commenced drilling on 2 January 2008 with the Mitchell 152 drilling rig. A 311 millimetre (12¼ inch) surface section was drilled to section total depth of 197 metres measured depth and 244 millimetre (9⅝ inch) surface casing was run and cemented. The 216 millimetre (8½ inch) production wellbore was drilled to a total depth of 1,484 metres measured depth on 26 January 2008.

Emu Apple 3 encountered good oil shows in the Hutton, Boxvale and the Lower Evergreen Sandstone. Wireline logs were acquired and two drill stem tests conducted. Drill stem test one over the Boxvale Sandstone interval 1,392.8 metres to 1,405.0 metres measured depth recovered 1.7 barrels of oil and 2.3 barrels of mud filtrate and water over a two hour flow period.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Drill stem test two over the Hutton Sandstone interval 1,348.4 metres to 1,356.6 metres measured depth recovered 6.1 barrels of oil and 2.6 barrels of mud filtrate and water over a two hour flow period. The Hutton Sandstone is a new oil pool discovery for the Emu Apple Field.

Cased hole evaluation of the lower Evergreen Sandstone will be conducted upon completion. The well was cased with 140 millimetre (5½ inch) casing and suspended as a future Hutton, Boxvale and (potential) Lower Evergreen Sandstone oil producer.

For further information contact:

Paul Zealand
General Manager Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@originenergy.com.au



Kincora Field
New Royal Field
Digger Field
Sandy Creek Field
Colgoon Field
Washpool Field
Cogoon River
Newstead Field
Wilga Field
Carbean Field
Yarrabend Field
Broadway Field
Emu Apple-2
Emu Apple-1
ATP 470P RD
Emu Apple-3
Lat -27°12' 37.63"
Long 148°35' 39.65"
0
5
Kilometres
GDA z55
Yapunyah Field
Riversleigh Field
Martini Field
Queensland
ATP 470P RD

Location of Emu Apple 3 within ATP 470P (Redcap Block)

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	1 February 2008
From	Bill Hundy	Pages	4
Subject	ORIGIN TO EXPAND MT STUART PEAKING POWER STATION		

For your information please find attached an ASX/Media Release entitled "Origin to expand Mt Stuart peaking power station".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX/Media Release

1 February 2008

Origin to expand Mt Stuart peaking power station

Origin today announced its commitment to expand the Mt Stuart Power Station in Townsville which will involve the construction of an additional 126 MW turbine generator on site.

Origin's Executive General Manager Major Development Projects Andrew Stock said: "The $92 million power station expansion will provide a 45% increase on the output of the existing 288 MW installation at Mt Stuart.

"Contracts have been signed with GE Energy for the supply of a 126MW Frame 9E gas turbine generator set. Although Mt Stuart currently runs on jet fuel, this generator and our existing two turbine generators on site can, in the future, be converted to run on natural gas."

At today's launch, Queensland Minister for Mines & Energy Geoff Wilson said he welcomed Origin's commitment to expand the peaking power station.

Mr Stock said "Development Approval for the expansion, which was recently granted by the Coordinator-General, has come at a time when the National Electricity Market is experiencing unprecedented peak electricity demand growth.

"Origin has invested in the Queensland market with its construction of both the Mt Stuart expansion and the new 630MW Darling Downs Power Station near Dalby that was announced last year.

"The Mt Stuart expansion will provide additional security of supply to the North Queensland region and strengthen Townsville's position to provide a reliable energy for future developments.

"This project will certainly boost the local economy by bringing short term construction employment and provide work for various support services during the construction and operational phases of the project," he said.

Mr Stock said the 18 month project will create up to 200 jobs during the site preparation, construction and commissioning phases of the project.

"It is planned that the expansion will be completed in time to provide additional peak electricity capacity by mid-2009.

"With Australia's challenge of constructing over 1000MW of new generation each year to meet demand, Origin has announced over the past nine months that we will be investing in over 900MW of additional generation between now and 2010," Mr Stock said.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



For further information please contact:

Media
Tony Wood
Executive General Manager, Corporate Communications
Origin Energy
Ph: 02 8345 5301
Mobile: 0419 642 098

Investors
Angus Guthrie
Manager Investor Relations
Origin Energy
Ph: 02 8345 5558
Mobile: 0417 864 255

About Origin Energy - Origin is the Ethical Investor 2007 Sustainable Company of the Year and one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our strengths come from our integration across the supply chain, from exploration and production to the supply of energy to over 3 million customer accounts. Origin's portfolio of assets together with more than 3,000 employees, provide flexibility, stability and significant opportunities for growth in the ever changing energy industry. Origin is also the major shareholder in New Zealand's Contact Energy.

Origin in Queensland at a glance:

- *Since 2000 Origin Energy has invested around $2 billion in the acquisition and development of assets associated with the exploration and production of oil and gas, power generation and energy retailing. The company has committed to plans to invest a further $1.5 billion in the development in these areas over the next three years, including construction of Australia's largest combined cycle gas fired power station at Darling Downs, two of Australia's largest coal seam gas developments to supply gas to this power station and to Rio Tinto Australia in Gladstone, and the expansion of the Mt Stuart Power Station.*
- *Employs around 800 Queenslanders in its oil and gas, generation, retail and LPG businesses*
- *National head office for the exploration, oil and gas production, Sun retail and LPG business*
- *Is one of the largest coal seam gas producers in Queensland, owning and operating the Spring Gully, Strathblane and Peat gas plants in Central Queensland, together with interests in other non-operated fields. Origin produces over 100 terajoules of CSG per day, supplying over 30% of Queensland's natural gas needs, and has an active exploration program drilling to add to its extensive reserves base.*
- *Owns and operates the Roma and Mt Stuart power stations and has a 50% interest in the Bulwer Island Power Station*
- *Retails natural gas, LPG and electricity to over 1 million customers in Queensland*


origin
energy

Mt Stuart Power Station expansion - Fact Sheet

- A 126 MW (megawatt) Frame 9E gas turbine generator set will be constructed adjacent to the existing 288 MW Mt Stuart Power Station, located in Townsville, Queensland;
- It will operate as a peaking power station;
- The power station expansion will produce enough power to supply the equivalent of over 75,000 homes during times of peak demand. When combined with the existing installation, Mt Stuart Power Station will supply enough power to over 255,000 homes;
- GE Energy will supply the Frame 9E gas turbine generator set for the $92 million power station expansion. Construction contracts will be awarded shortly;
- The power station will be commissioned in mid-2009;
- The power station will employ up to 200 people during the construction and commissioning phases;
- It will be powered by jet fuel (kerosene) - as is the existing plant - but can be converted to natural gas in the future.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 January 2008
From	Bill Hundy	Pages	15
Subject	ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT		

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 31 December 2007. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

Report for the Quarter ended 31 December 2007 covering the Exploration and Production businesses of Origin Energy Limited

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited in the areas of gas and oil exploration and production. Unless otherwise specifically stated the report does not cover operations outside of these subsidiaries, and specifically does not cover activities relating to electricity generation or energy retailing in other areas of the business.

Significant events and influences during the Quarter included:

- **Half yearly production and sales:** Production in the half year to 31 December 2007 of 47.2 PJe was 6% higher than in the comparable period in 2006. Sales volumes also showed a 3% increase to 48.3 PJe while total sales revenue increased by 9% to $255.5 million.

- **Quarterly production and sales:** Total production was 3% lower at 23.3 PJe compared with the previous Quarter, largely due to a 16% fall in Cooper Basin production (reflecting natural reservoir decline, lower contractual volumes, seasonal factors and a scheduled outage in late December 2007) together with continuing declines in conventional production from the Perth, Surat and Bowen basins. These declines were largely offset by a 22% increase in coal seam gas (CSG) production. Sales revenue of $125.9 million was 3% lower than the record in the previous Quarter and 7% higher than the comparable Quarter in 2006.

- **Kupe Gas Project**: The well head platform was successfully installed. Drilling of the three production wells has commenced and is proceeding to plan. Preparations have been completed for commencement of the offshore pipeline and umbilical installation campaign which will start in mid January 2008 upon the arrival of the pipelay reel barge 'Apache'. At the Production Station, construction work is also progressing well. The project remains on schedule for commercial gas in the first half of 2009.

- **Otway Gas Project:** Production for the Quarter was 101 TJ of gas (31 TJ Origin share). The plant has been shut in since October 2007 while the Operator addresses commissioning issues.

- **BassGas Project:** Plant performance was generally stable over the period with gross gas production averaging 56 TJ/d (approximately 24 TJ/d Origin share). The Yolla 3 well was shut-in during the Quarter pending remedial work due to be completed in January 2008.

- **Spring Gully Project:** The Spring Gully gas plants have achieved gas sales of up to 73 TJ/d (approximately 71 TJ/d Origin share). Development Phase 5, which will increase capacity to 150 TJ/d, is progressing. As part of that phase, the reverse osmosis unit commenced operation treating up to nine mega litres of water per day and a further fifteen development wells were drilled.

- **Talinga (Walloons) Project:** At Talinga, gas compression, field gathering systems and other surface facilities have been completed to enable gas to be captured from the production pilots. The first phase of the full Talinga development which will achieve production of 90 TJ/d was approved; the program includes an initial 100 wells together with gas and water processing facilities.

- **Argyle/Kenya (Walloons) Project:** Gas production from the Kenya field operated by Queensland Gas Company (QGC) has ramped up to 21 TJ/d gross (8.5 TJ/d Origin share) following the commissioning of gas processing facilities. Further expansion of the Kenya/Argyle fields is underway to bring production to 120 TJ/d by 2010.

- **Perth Basin:** On 24 December 2007 a fire occurred at the Beharra Springs gas plant. The fire was successfully extinguished. No-one was injured and damage was localised. The plant is expected to recommence production by mid February.

- **Drilling Activities:**

  - **CSG:** In total 44 CSG wells were drilled including 37 development wells (15 Spring Gully, 10 Fairview, 12 Argyle), five cored exploration/appraisal slimholes and two monitoring wells.
  - **New Zealand:** The Moana 1 exploration well, in offshore permit PEP 38485 in the northern Taranaki Basin, was drilled and was a dry hole. Batch drilling of the three Kupe development wells commenced.
  - **Surat Basin:** A drilling campaign commenced in mid-December 2007 with the drilling of the successful Emu Apple 2 well. Three further wells are scheduled.
  - **Perth Basin:** The upper Wagina sandstone Zone A in the Beharra Springs 4 well, which was drilled underbalanced using a coiled tubing unit, was flow tested at a stabilised rate of approximately 35 mmscfd in early October and brought online in mid-December at 10.5 TJ/d.
  - **Cooper Basin:** Origin participated in 21 wells (seven development and 14 exploration/appraisal wells) in a program which continues to have a strong focus on oil (15 of 21 wells). Fourteen wells were successful; nine oil and five gas including two oil and one gas discovery wells.

- **Acquisitions:** Subject to completion of the transaction and Ministerial approval, Origin has acquired Swift Energy New Zealand's 100% interest in the Rimu, Mauri, Manutahi, Tariki, Ahuroa, Waihapa and Ngaere fields in the onshore Taranaki Basin and a 50% interest in exploration rights in the offshore PEP 381201 and PEP 38495 (southern Taranaki Basin) and deep sections (below base of the Tikorangi Formation) of PML 38140 and PML 38141.

Post Report Date Events

- **Kupe Gas Project:** The reel-barge Apache has arrived in New Zealand and commenced operations laying the offshore pipeline and umbilical control lines. The control line has been laid from the platform to shore and successfully pulled through the shore-crossing tunnel. Laying of the offshore pipeline is progressing well, and operations are expected to be complete in February.

- **Otway Gas Project:** The start-up sequence for resuming production at the Otway gas plant is under way and gas export is expected to recommence in early February.

- **BassGas:** Remedial work on the Yolla 3 well has been completed and the well was returned to production in early January.

- **Central Queensland floods:** While the floods in central Queensland have restricted road access to some fields in the Bowen and Surat basins, gas production has been unaffected to date with access for routine work being effected by helicopter. Oil production in some fields in the Surat Basin has been temporarily shut-in as wellhead storage facilities cannot be accessed. Provided there is no further significant rain, these facilities are expected to be accessible in early February.

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Natural Gas	PJe						
SA Cooper & SWQ		4.6	5.6	(18)	6.0	10.1	12.5
Bass Basin		2.2	2.2	0	1.9	4.4	3.1
Otway Basin		0.2	0.3	(22)	0.7	0.5	1.5
Perth Basin		1.0	1.2	(17)	1.2	2.2	2.2
Coal Seam Gas		9.3	7.6	22	5.5	16.9	10.8
Surat / Denison		2.5	3.1	(19)	2.8	5.7	5.9
Ethane	PJe						
SA Cooper & SWQ		0.3	0.4	(16)	0.4	0.7	0.9
Total Production		20.1	20.4	(1)	18.5	40.5	36.9
Total Sales Volume		19.5	20.8	(6)	19.4	40.3	39.3
Total sales revenue	$M	62.8	70.6	(11)	64.4	133.4	133.0

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Crude Oil	kbbls						
SA Cooper & SWQ		72.6	66.8	(9)	78.8	139.5	160.0
Surat / Denison		10.8	8.3	30	4.4	19.1	10.0
Perth Basin		149.4	180.5	(17)	287.0	329.9	489.3
Total Production		232.8	255.6	(9)	370.2	488.5	659.3
Total Sales Volume		331.3	333.7	(1)	375.6	665.0	749.8
Total sales revenue	$M	30.9	27.6	12	26.8	58.5	55.4

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Condensate/naphtha	kbbls						
SA Cooper & SWQ		71.3	90.6	(21)	97.7	161.9	201.0
Bass Basin		85.9	94.1	(9)	104.1	180.0	166.5
Otway Basin		2.0	2.1	(5)	2.2	4.0	5.1
Perth Basin		2.0	2.5	(20)	2.8	4.5	5.5
Surat / Denison		15.3	16.0	(4)	12.3	31.3	27.8
Total Production		176.5	205.3	(14)	219.1	381.7	405.9
Total Sales Volume		225.7	202.3	12	208.9	428.0	352.5
Total sales revenue	$M	19.6	15.4	27	14.4	35.0	25.7

LPG	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
LPG	Ktonnes						
SA Cooper & SWQ		8.9	10.4	(14)	11.1	19.3	23.3
Bass Basin		6.1	6.6	(8)	4.6	12.7	6.6
Surat / Denison		2.4	2.6	(8)	2.2	5.0	4.6
Total Production		17.4	19.6	(11)	17.9	37.0	34.5
Total Sales Volume		14.4	22.4	(36)	19	36.7	30.7
Total sales revenue	$M	12.6	16.0	(21)	11.8	28.6	20.5

Total All Products	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Production (all products)	PJe	23.3	23.9	(3)	22.8	47.1	44.6
Sales (all products)	PJe	23.4	24.9	(6)	23.6	48.3	47.1
Total sales revenue	$M	125.9	129.6	(3)	117.4	255.5	234.6

Internal & External Sales Volumes	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Total Sales Volume	PJe						
Internal		7.1	10.0	(30)	10.8	17.1	21.0
External		16.3	14.9	9	12.8	31.2	26.1
Total		23.4	24.9	(6)	23.6	48.3	47.1

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD
Total	PJe	0.7	0.9	(22)	0.8	1.6	2.1

Production by Basin (All products, PJe)	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Production by Basin	PJe						
SA Cooper & SWQ		6.1	7.3	(16)	8.0	13.4	16.5
Bass Basin		3.0	3.0	0	2.7	6.0	4.3
Otway Basin		0.2	0.3	(25)	0.7	0.5	1.5
Perth Basin		1.9	2.3	(17)	2.9	4.2	5.1
Coal Seam Gas		9.3	7.6	22	5.5	16.9	10.8
Surat/Denison		2.8	3.4	(18)	3.0	6.2	6.4
Total		23.3	23.9	(3)	22.8	47.2	44.6

Note: current Quarter production figures for some non-operated areas may include preliminary production data for the last month of the Quarter. Where necessary, previous Quarter figures may have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

1.2 Production/Sales Summary

- Total production at 23.3 PJe for the Quarter was 3% lower than that for the previous Quarter and 2% higher than the comparable period in 2006. The lower production reflected a 16% fall in Cooper Basin production (as a result of natural reservoir decline, lower contractual volumes, seasonal factors and a scheduled outage at Moomba), together with continued natural decline in conventional production from the Perth, Surat and Bowen basins. The declines in conventional production were largely offset by a 22% increase in CSG production over the Quarter.

Sales volumes were also lower by 6% at 23.4 PJe compared with the previous Quarter and were comparable with the corresponding period in 2006. Total sales revenue fell by 3% to $125.9 million compared with the record $129.6 million in the previous Quarter. The sales revenue was however 7% higher than in the comparable period in 2006.

2. DEVELOPMENT

2.1 Cooper/Eromanga Basin (South Australia/Queensland)

The scheduled Moomba Total Plant Outage was commenced on 21 December 2007 and was completed in line with expectations. The gas plant was brought back on line on 2 January 2008. Customer demand was met during the outage by using the storage facilities.

The Moonie to Brisbane oil pipeline remained shut-in during the Quarter. Oil production from the Yanda field resumed during the period and is being trucked to Moomba.

In South Australia, wax blockages in crude oil pipelines were resolved during the Quarter and full production of low pour point crude has been restored. Additional facilities and a new flowline were constructed during the period to handle high pour point crude. The production of high pour point crude is expected to be fully restored in the first Quarter of 2008.

Seven development wells (five gas, two oil) were drilled during the Quarter. The Coonatie 8 ST1, Coonatie 10, Tartulla 8 and Moomba 181 gas development wells were cased and suspended for future production. The Wellington 6 gas development well was plugged and abandoned. The Merrimelia 60 oil development well was cased and suspended as a Jurassic oil producer, and the Merrimelia 61 oil development well was in progress at the end of the Quarter.

2.2 Onshore Otway Basin (South Australia)

No significant activity during the Quarter.

2.3 Surat Basin (Queensland)

No significant activity during the Quarter.

2.4 Denison Trough (Queensland)

A campaign of three gas development wells is scheduled to commence in the June Quarter of 2008.

2.5 Coal Seam Gas (Queensland)

2.5.1 Spring Gully

The Spring Gully gas plants achieved peak gas sales of 73 TJ/d (approximately 71 TJ/d Origin share) as production continued to ramp up during the Quarter.

Work was completed on Phase 4 of the Spring Gully Project addressing additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, the Braemar power project and Incitec Pivot.

Work also continued on Phase 5 which is designed to increase field deliverability and gas plant capacity to 150 TJ/d. The reverse osmosis unit, designed to treat nine mega litres of water per day, commenced operations in late December.

Drilling continued during the Quarter with a further 15 development wells drilled of the planned 60 development well campaign.

2.5.2 *Fairview*

Ten development wells were drilled in the Fairview field as part of an ongoing program designed to underwrite future production and reserves growth.

2.5.3 *Peat*

No significant activity during the Quarter.

2.5.4 *Talinga/Orana*

Construction and commissioning of a gas compression plant, surface facilities and field gathering systems to capture gas from the production pilots on the Talinga field was completed during the Quarter. Gas sales commenced during October, with peak gas sales of 2.1 TJ/d (Origin share 100%) achieved during the Quarter.

Origin approved the first major phase of development at Talinga in December 2007. The program includes an initial 100 wells and gas and water processing facilities to achieve production of 90 TJ/d. The gas from Talinga will supplement supply from the Spring Gully field to meet gas demand from the Darling Downs Power Station and Rio Tinto Alumina in Gladstone.

2.5.5 *Argyle/Kenya/Bellevue*

Gas production from the Kenya field operated by QGC has ramped up to 21 TJ/d gross (8.5 TJ/d Origin Share) following the commissioning of gas processing facilities in the previous Quarter. A further expansion of the Kenya/Argyle field is underway to expand the field to 120 TJ/d gross by 2010.

Twelve development wells were drilled in the Argyle field as part of this on-going development drilling program.

2.6 Onshore Perth Basin (Western Australia)

2.6.1 *Beharra Springs*

Gas production averaged 9.4 TJ/d gross during the Quarter (6.3 TJ/d net to Origin). A gradual decline of Tarantula gas production occurred throughout the Quarter. The Beharra Springs 4 discovery well was tied into the plant on the 17 December 2007 at a stabilized rate of 10.5 TJ/day gross.

On the 24 December 2007 a fire at the Beharra Springs gas/condensate/water separation vessel occurred. There were no injuries. The fire was successfully extinguished and the plant remains shut-in. A team has been mobilised to investigate the incident and work is underway to re-instate damaged equipment. It is anticipated that the fields will return to production by mid February 2008.

2.6.2 *Hovea/Eremia/Xyris*

Average gross production for the Quarter through the Hovea production facility was approximately 1,780 bopd (approximately 890 bopd Origin share).

Gross gas production from the Xyris plant averaged 9.3 TJ/d (4.6 TJ/d Origin share) during the Quarter.

2.6.3 *Jingemia*

Gross production during the Quarter from the Jingemia production facility averaged 1,480 bopd from four producing wells (around 730 bopd Origin share). A jet pump was installed in Jingemia 11 in November 2007 increasing oil production rates.

2.7 Offshore Otway Basin (Victoria/Tasmania)

Production from the Otway Gas Project briefly resumed in October 2007 and 101 TJ of gas was produced (Origin share 31 TJ). The plant has been shut in since October while the Operator addresses commissioning issues.

2.8 Bass Basin (Tasmania)

Plant performance was generally stable over the Quarter with gross production averaging 56 TJ/d (approximately 24 TJ/d Origin share). The Yolla 3 well has been shut-in since mid August due to hydraulic control line issues resulting in constraints on maximum gas and liquids production. Remedial work is currently underway and is expected to be completed in early January 2008.

2.9 Taranaki Basin (New Zealand)

The Ensco 107 drilling rig arrived in New Zealand on 7 October 2007 on the heavy lift vessel, 'Falcon' and mobilised to the Kupe location in late October following inclement weather.

Once on location, the wellhead platform jacket was first installed by the Ensco 107. This included driving six well conductors and the four main 60 metre long piles into the seabed. This was completed to schedule on 5 December.

Fabrication of the well head platform topside in Thailand was completed in November 2007. It was transported by heavy lift vessel to New Zealand arriving in New Plymouth on 1 December. The topside was immediately installed on the jacket and all tie-ins were completed by 18 December. The Kupe wellhead platform is now fully installed.

The batch drilling of the three development wells commenced on 18 December and progressed to plan during the Quarter.

Welding of all carbon steel line pipe at the Picton spoolbase has been completed in preparation for the arrival of the Apache pipelay reel barge expected in January 2008. The Apache, which left Aberdeen, Scotland, in November 2007, picked up the umbilical from USA en route to New Zealand.

The raw gas pipeline has been installed from the plant through one of the directionally drilled tunnels under the cliffs and 2km seawards. The other tunnel is ready to receive the umbilical which will be pulled from the Apache when she arrives in January, to be followed by laying the balance of the pipeline.

Engineering and procurement of production station equipment continued during the Quarter. Construction work at the production station continued with earth works essentially complete, two piperack modules installed and construction of the permanent building ahead of schedule. The project remains on schedule for commercial gas in the first half of 2009.

3. EXPLORATION

3.1 Cooper/Eromanga Basin (South Australia/Queensland)

Origin participated in the drilling of 13 South Australian Block oil delineation wells and one south west Queensland gas exploration well during the Quarter.

Nine oil delineation wells were drilled in the Murteree Horst and surrounding areas. Four wells were cased and suspended as future oil producers and five wells were plugged and abandoned. Ragno 1 and Seccante 1 are new Jurassic oil pool discoveries.

Two appraisal wells were drilled in the Merrimelia field. Merrimelia 58 was plugged and abandoned and Merrimelia 59 was cased and suspended as a Jurassic oil producer.

The Charo 2 and Charo 3 oil appraisal wells were drilled in the northwestern part of the Cooper/Eromanga Basin. The wells were cased and suspended as future Birkhead oil producers.

The south west Queensland gas exploration well, Montegue 1, which was drilled to test a stratigraphically trapped Permian gas play, was cased and suspended as a future Permian gas producer.

3.2 Onshore Otway Basin (South Australia/Queensland)

Glenaire 1 ST1 cased hole tests over three zones in the Pretty Hill Sandstone were completed in December 2007. None of the tested zones flowed gas to surface. The well has been suspended pending consideration of further evaluation of other zones in the well.

3.3 Surat Basin (Queensland)

Emu Apple 2 oil appraisal well commenced drilling on 14 December 2007. The well encountered good oil shows in the Boxvale Sandstone and the basal Evergreen Formation. Wireline logs were acquired and the well was cased and suspended as a future Boxvale Sandstone oil producer.

Following Emu Apple 2 the drilling rig is scheduled to drill Emu Apple 3, the Riverslea South East 1 oil exploration well in PL 30 and Myall Creek 9 in PL 174.

3.4 Denison Trough (Queensland)

No significant activity during the Quarter.

3.5 Coal Seam Gas (Queensland)

3.5.1 Surat Basin

Four core holes, Dalwogan 2 (PLA 216), Condabri 2 (ATP 702P), Carinya 3 (ATP 847P) and Poppy 1 (ATP 648P) were drilled in Origin's Walloon permits during the Quarter. The Jen 1 core hole in ATP 648P was spudded and will be completed in the March Quarter of 2008. Two monitoring wells were also drilled during the Quarter.

Production testing of the Bellevue Pilot in ATP 610P has continued during the Quarter. A further three Bellevue appraisal wells were drilled on a sole risk basis by QGC during the Quarter.

Two five-well production pilots at Codie and Lauren in ATP 620P were completed over

the Jundah and Taroom Coal Measures during the Quarter. The wells will be tested over the coming Quarter for reserves certification process.

3.5.2 *Bowen Basin*

No significant activity during the Quarter.

3.6 Onshore Perth Basin (Western Australia)

In L11, the Beharra Springs 4 reservoir zone (Wagina sandstone, Zone A) was drilled underbalanced with nitrogen brine using a coiled tubing unit in early October 2007. A flow test was conducted over the uppermost five metres and achieved a stabilised rate of approximately 35 mmscfd. The well was brought online in mid-December at a gross production rate of approximately 10.5 TJ/d.

The Apium 2 gas appraisal well, drilled in L1 in July 2007 as a sidetrack from Apium 1, was cased and completed in the Dongara Sandstone in late August 2007. Since then, the well has been producing gas at a steady rate of approximately 2.5 mmscfd.

3.7 Offshore Otway Basin (Victoria/Tasmania)

Interpretation of the Aragorn 3D seismic survey in T/30P and adjoining T/34P continued during the Quarter.

Acquisition of the Schomberg 3D (320 sq km) seismic program in VIC/P43 is scheduled to commence in mid to late January 2008.

In VIC/P37(V) development simulations and surface facilities scoping studies in relation to the Halladale and Black Watch gas fields were completed during the Quarter.

Interpretation of the reprocessed seismic data over VIC/P41(V) to assess prospectivity of the permit was completed.

3.8 Bass Basin (Tasmania)

Well locations for a potential drilling program are being considered and negotiations in regard to securing four firm rig slots for late 2008/2009 are in progress.

Interpretation of the Shearwater 2D seismic survey in T/18P and recently reprocessed lines continued.

Acquisition of the Silvereye 3D (320 sq km) seismic program in T/44P commenced on 2 January 2008.

3.9 Bonaparte Basin, Western Australia/Northern Territory

Acquisition of a 940 sq km 3D seismic survey over the Petrel field was completed.

3.10 Taranaki Basin (New Zealand)

In PEP 38485, the Moana 1 well was drilled using the semi-submersible rig, the Ocean Patriot, in November 2007. Moana 1 intersected a water-bearing main reservoir target and was plugged and abandoned.

3.11 Offshore Northland Basin (New Zealand)

Interpretation of the 433 sq km Nimitz 3D seismic survey and 1,904 km Pantheon 2D

seismic survey acquired in PEP 38619 and the 1,224 km Akira 2D seismic survey acquired in PEP 38618 is progressing.

3.12 Offshore Canterbury Basin (New Zealand)

Interpretation of the 917 km Caravel (PEP 38262) and the 1,317 km Wherry (PEP 38264) 2D seismic surveys continued.

Various geological and geophysical projects including basin modeling, AVO (amplitude versus offset) and amplitude studies and pre-stack depth migration continued during the Quarter.

3.13 Offshore Lamu Basin (Kenya)

Prospect level interpretation of the 2006 Lamu Marine Seismic Survey and reprocessed 2003 vintage seismic data in Blocks L8 and L9 was completed.

Various geological and geophysical projects including basin modeling continued during the Quarter.

4. DRILLING ACTIVITY

4.1 Exploration/Appraisal

The table below summarises the exploration and appraisal drilling undertaken in the Quarter:

Well	Basin/Area	Target	Origin Interest %	Well Status
Bugito 2	Cooper/Eromanga - SA	Oil	13.19	P&A
Charo 2	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Charo 3	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Ikarumba 1	Cooper/Eromanga - SA	Oil	13.19	P&A
Jena 21	Cooper/Eromanga - SA	Oil	13.19	P&A
Jena 25	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Merrimelia 58	Cooper/Eromanga - SA	Oil	13.19	P&A
Merrimelia 59	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Montegue 1	Cooper/Eromanga - Qld	Gas	16.74	C&S, Gas
Ogg 1	Cooper/Eromanga - SA	Oil	13.19	P&A
Ragno 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Seccante 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Ulandi 16	Cooper/Eromanga - SA	Gas	13.19	C&S, Oil
Zogg 1	Cooper/Eromanga - SA	Oil	13.19	P&A
Beharra Springs 4	Perth Basin - WA	Gas	67	C&C, Gas
Emu Apple 2	Surat Basin - Qld	Oil	90	C&S, Oil
Dalwogan 2	Surat Basin - Qld	CSG	100	Slimhole CSG
Condabri 2	Surat Basin - Qld	CSG	100	Slimhole CSG
Carinya 3	Surat Basin - Qld	CSG	100	Slimhole CSG
Poppy 1	Surat Basin - Qld	CSG	31.25	Slimhole CSG
Jen 1	Surat Basin - Qld	CSG	31.25	Slimhole CSG; In progress
Lauren Monitor 1	Surat Basin - Qld	CSG	40.625	Monitor, CSG
Kate Monitor 1	Surat Basin - Qld	CSG	40.625	Monitor, CSG
Moana 1	Taranaki Basin - NZ	Oil	33.33	P&A

4.2 Development

The table below summarises the development drilling undertaken in the Quarter:

Well	Basin/Area	Target	Origin Interest %	Well Status
Coonatie 8 ST1	Cooper/Eromanga - SA	Gas	10.54	C&S, Gas
Coonatie 10	Cooper/Eromanga - SA	Gas	10.54	C&S, Gas
Merrimelia 60	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Merrimelia 61	Cooper/Eromanga - SA	Oil	13.19	In Progress
Moomba 181	Cooper/Eromanga - SA	Gas	13.19	C&S, Gas
Tartulla 8	Cooper/Eromanga - Qld	Gas	16.74	C&S, Gas
Wellington 6	Cooper/Eromanga - Qld	Gas	16.74	P & A
Fairview 142	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 144	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 139	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 138	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 190	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 191	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 193	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 192	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 194	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 195	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Spring Gully 64	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 43	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 42	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 39	Bowen Basin - Qld	CSG	99.725	C&S,CSG
Spring Gully 38	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 47	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 48	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 79	Bowen Basin - Qld	CSG	99.725	C&S,CSG
Spring Gully 78	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 88	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 89	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 90	Bowen Basin - Qld	CSG	99.725	C&S,CSG
Spring Gully 98	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Spring Gully 99	Bowen Basin - Qld	CSG	99.725	C&S, CSG
Durham Ranch 37	Bowen Basin - Qld	CSG	94.50	C&S, CSG
Argyle 23	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 16	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 24	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 31	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 32	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 39	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 19	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 18	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 20	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 27	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 22	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 21	Surat Basin - Qld	CSG	40.625	C&S, CSG

5. ACQUISTIONS/DIVESTMENTS

During the Quarter:

- PEP 38729 in the onshore Taranaki Basin, New Zealand, has been surrendered.

- In New Zealand, Origin has entered into an agreement with Swift Energy New Zealand to acquire a 100% interest in PMP 38151 (Rimu), PMP 38155 (Kauri), PML 38138 (Tariki), PML 38139 (Ahuroa), PML 38140 (Waihapa) and PML 38141 (Ngaere) and a 50% interest in PEP 381201, PEP 38495, PML 38140 (below base of Tikorangi Formation) and PML 38141 (below base of Tikorangi Formation). The acquisition is subject to completion and Ministerial approval.

- ATPs 666P and 667P in the Galilee Basin have been transferred from Tri-Star Petroleum Company to Origin Energy CSG Limited. Origin now holds a 100% interest in these permits. ATP 668P is similarly being transferred.

6. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Exploration/ Appraisal		12,004	13,969	(14)	15,749	25,973	21,255
Development/ Plant		75,883	87,396	(13)	82,835	163,278	147,326
Total		87,887	101,365	(13)	98,584	189,252	168,581

	NZ$'000	This Quarter	Previous Quarter	% Change	2nd Quarter 2006/07	YTD 2007/08	YTD 2006/07
Exploration/ Appraisal		7,912	2,296	245	1,505	10,208	1,840
Development/ Plant		82,133	58,607	40	15,644	140,740	29,978
Total		90,045	60,903	48	48,967	150,948	31,818

NB: E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

7. ORIGIN'S INTERESTS

Origin holds the following interests:

Basin/Project Area	Permits (Interest) (* Denotes Operatorship)
Australia	
Surat Basin (Qld)	PL 14 (100%*); PLs 56 and 74 (69.0%*); PL 30 (75.0%*); PLs 21, 22, 27 and 64 (87.50%*); PLs 53, 174 and 227 (100%*); ATP 470P Redcap (90.0%*); ATP 470P Formosa Downs (49.50%*); PL 71 (Production) (90.0%*); PL 71 (Exploration) (72.0%*); ATP 470P Rolston and PL 70 (100%*); ATP 471P Weribone Pooling Area (50.64%*); ATP 336P and PLs 10W, 11W, 12W, 28W, 69 and 89 (46.25%); PL 11 Snake Creek East 1 Exclusion Zone (25.0%); ATP 647P (Block 2656 only) (50.0%*); and ATP 754P (50.0%*).
Denison Trough (Qld)	PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 and 218 (50.0%*); ATP 337P (50.0%); ATP 337P Mahalo (30.0%); and ATP 553P (50.0%)
Galilee Basin (Qld)	ATPs 666P, 667P and 668P (ATP 668P being transferred to Origin) (100.0%*))
CSG (Qld)	
- Spring Gully	PLs 195 and 203 and ATP 592P (94.50%*); PL 204 (99.725%*); and PL 200 (95.7104%*)
- Fairview	PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 and ATP 526P (23.93%)
- Peat	PL 101 (100%*)
- Argyle/Kenya/Bellevue	PLs 179, 180 (Application), 228 and 229 and ATP 620P (40.625%), ATP 610P and PL 247(A) (29.375%); and ATP 648P and PL 257(A) (31.25%)
- Talinga/Orana	PLs 209, 226, 215(A), 216(A) and 225(A) and ATP 692P (100%*)
- Other(Bowen Basin)	PLs 219 and 220 (100%*); ATP 653P and ATP 745P (23.85%); and ATP 804P (29.29825%)
- Other (Surat Basin)	ATP 606P (92.7162%*); ATP 631P (18.0965%); ATP 663P (100%*); ATP 702P (100.0%*); ATP 792P (92.7162%*) and ATP 793P (100.0%*) (subject to EA approval)
Onshore Otway Basin	
- SA	PRL 13 (50.0%); PRL 1 and 2 and PPLs 62,168 and 202 (100.0%*)
- Victoria	PPLs 6 and 9 and PRL 1 (90.0%*); PPLs 4, 5, 7, 10 and 12 (100.0%*); PPL 2 (Ex. Iona) (100.0%*); PPL 8 (100.0%*); and PEP 160 (20.0%)
Offshore Otway Basin	
- Victoria	VIC/L23 and VIC/P43 (30.75%); VIC/P37(V) (37.5%*) and VIC/P41(V) (100.0%*)
- Tasmania	T/L2, T/L3, T/30P and T/34P (30.75%)
Bass Basin (Tasmania)	T/L1 and T/RL1 (42.50%*); T/18P (39.0%*); and T/44P (100.0%* reducing to 60.0%*, subject to a farmin agreement)
Onshore Perth Basin (WA)	EP 320 and L11 (67.0%*); EP 368 (15.0%); EP 413 and L14 (49.189%*); and L1/L2 (excluding Dongara, Mondarra and Yardarino) (50.0%)
Offshore Bonaparte (WA/NT)	NT/RL1 and WA6R (5.0%)
Cooper Basin	
- Qld	SWQ Unit Subleases (16.7375%); Aquitaine A & B Blocks and associated PLs (25.0%); Aquitaine C Block and associated PLs (27.0%); and Wareena Block and associated PLs (10.0%)
- SA	SA Unit PPLs (13.19%); Patchawarra East Block PPLs (10.536%); Reg Sprigg West Unit (PPLs 194 and 211) (7.902%)

Basin/Project Area	Permits (Interest) (* Denotes Operatorship)
New Zealand	
Taranaki Basin	PMP 38151, PMP 38155, PML 38138, PML 38139, PML 38140 and PML 38141 (100%*) (subject to completion of dealing and Ministerial approval) and PML 38140 (below base of Tikorangi Formation), PML 38141 (below base of Tikorangi Formation), PEP 381201 and PEP 38495 (50.0%*) (subject to completion of dealing and Ministerial approval).
	PML 38146 (50.0%*) and PEP 38485 (33.333%)
Northlands Basin	PEP 38618 and PEP 38619 (50.0%*)
Canterbury Basin	PEP 38262 and 38264 (100.0%*)
Kenya	
Lamu Basin	L8 and L9 (75.0%*)

8. CONVERSION FACTORS AND ABBREVIATIONS

8.1 Conversion Factors

Crude oil	0.00583	PJ/kbbls
Condensate	0.00541	PJ/kbbls
LPG	0.0493	PJ/ktonnes
Ethane	0.0517	PJ/ktonnes

8.2 Abbreviations

barrels	an international measure of oil production. 1 barrel = 159 litres
bopd	barrels of oil per day
bwpd	barrels of water per day
C&C	cased and completed
C&S	cased and suspended
CSG	coal seam gas
CTU	coiled tubing unit
GJ	Gigajoule = 10^9 joules
joule	a measure of energy
Kbbls	Kilo barrels = 1,000 barrels
Ktonnes	Kilo tonnes = 1,000 tonnes
mmscfd	million standard cubic feet per day
P&A	plugged and abandoned
P&S	plugged and suspended
PJ	petajoule = 10^{15} joules
PJe	petajoule equivalent, a measure used to express the volume of different petroleum products on the basis of the energy contained in the product
TJ	terajoule = 10^{12} joules
TJ/d	terajoules per day
Water Inj	water injection well



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	31 January 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND**		

For your information please find attached an announcement regarding the Kupe Development Wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

31 January 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 30 January, the 12-1/4 inch section of the Kupe South 8 (KS-8) well had reached a total depth of 3,429m MDRT (measured depth from rotary table) / 2,973m TVD (true vertical depth) and a wiper trip is currently underway prior to pulling the drilling assembly out of the hole to run 9-5/8 inch casing. Upon completion, the 12-1/4 inch sections of KS-7 and KS-6 will be drilled and cased.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12 ¼ inch	8 ½ inch
KS-6	560m	2,000m		
KS-7	566m	2,000m		
KS-8	568m	2,184m	3,429m	

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:

Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 January 2008
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY TO ANNOUNCE HALF YEAR RESULTS ON 22 FEBRUARY 2008**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


contact

30 January 2008

Contact Energy to announce half year results on 22 February 2008

Contact Energy intends to release its unaudited results for the six months ended 31 December 2007 at approximately 8.30am on Friday, 22 February 2008.

Shareholders are advised that, subject to Contact's Board of Directors' approval, the record date for the payment of any interim dividend will be Friday, 7 March 2008.

Contact shareholders who wish to participate in the company's share top-up plan and have their dividends used to purchase on-market shares (and who have not already registered) need to have registered their intention to participate by Friday, 22 February 2008.

Similarly, shareholders who wish to withdraw from participation in the share top-up plan need to register their intention to do so by Friday, 22 February 2008.

Shareholders who wish to register for, or withdraw from, the share top-up plan should contact the company's share registrar:

Computershare Investor Services Limited
Private Bag 92119, Auckland 1142
Facsimile (09) 488 8787

For more information:
Jonathan Hill
Communications Manager
04 462 1285

energy

RECEIVED

2008 MAR -3 A 10:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	29 January 2008
From	Bill Hundy	Pages	24
Subject	**CONTACT ENERGY INVESTOR PRESENTATION**		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

New Zealand's leading integrated energy company

Presentation to Asian Investors

29 January 2008


contact

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.



Snapshot of Contact Energy

- 630,000 customers (electricity, gas, LPG)
- 28% of NZ's generation from 9 power stations
  - 51% natural gas
  - 34% hydro
  - 15% geothermal
- 27% share of the electricity retail market
- 40% of the gas retail market
- 50% of the LPG market



Contact Revenue and Earnings Growth Since Listing
NZ$ Millions per FY
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004
2005*
2006
2007
Revenue
EBITDA
NPATA

*2005 shown as the 12 months to June 2005



Otahuhu B
Otahuhu A
reactive power
Auckland Sales Team
Rockgas Sales and Distribution
Te Rapa
Ohaaki
Levin Call Centre
Taranaki
Wairakei
Poihipi Road
Lower Hutt Retail Services Centre
Wellington
Contact Head Office
Queenstown
Christchurch
Rockgas Sales and Distribution
Clyde, Clutha River
Roxburgh, Clutha River
Dunedin Call Centre
Rockgas Sales and Distribution
Invercargill
Rockgas Sales and Distribution

Recent Strategic Initiatives

- **Recent activity has positioned Contact well for the next few years:**
  - The introduction of the New Zealand Energy Strategy and climate change policy have placed renewable generation at centre stage
  - Contact has a unique set of options which can be leveraged in this environment
    - Geothermal generation: 500 MW of new geothermal generation in various stages of development.
      - Stage 1: 225 MW Te Mihi project
        - » Construction commencing late 2008
        - » *Commissioning* by 2011
      - Stage 2: 245 MW Tauhara project
        - » first 20 MW starting construction late 2008
        - » The remaining 225 MW in construction from late 2009
    - Wind generation: 550 MW located on the Waikato coastline
      - Phased development starting 2011
    - Gas-fired peaking plant: Up to 300MW
      - First phase 100 – 200 MW near an existing Contact CCGT at Stratford, Taranaki
    - Baseload CCGT: Existing consented sites for up to 800 MW which can be developed if renewables cannot be delivered in time
  - Through the Origin/Contact acquisition of Swift Energy's New Zealand assets – the development of gas storage and address its loss of thermal flexibility and maximise the value from increasing volatility in the electricity market



The sector is dominated by integrated generator / retailers

- A high level of integration between generation and retail customer bases
- Three of Contact's competitors are state owned
- Contact is the only generator/retailer with access to LPG as well as natural gas


Rio Tinto supply
TWh p.a. (mean year)
Hedge Level
Contact
Meridian
Genesis
TrustPower
Retail
Percent Hedged

Meridian Energy	Mighty River Power	Genesis Energy	Contact Energy	TrustPower
2,597MW (hydro, wind)	1,297MW (hydro, gas, geothermal)	2,000 MW (coal, hydro, gas, wind)	1,885MW (hydro, gas, geothermal)	590MW (hydro, wind)
Elec cust 182,000	Elec cust 340,000 Gas cust 29,000	Elec cust 576,000 Gas cust 134,000	Elec cust 513,000 Gas cust 75,000 LPG cust 46,000	Elec cust 219,000

Government owned


Generation TWh p.a. (mean year)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Coal
Gas/Cogen
Geothermal
Wind
Hydro
Contact
Meridian
Genesis
Mighty River Power
TrustPower



The NZ Energy Strategy

- The New Zealand Energy Strategy is focussed on lowering emissions from generation
- Generation emissions in 2005 were around 11% New Zealand's total emissions
- Contact's emissions are projected to fall due to the introduction of new renewable generation from the beginning of the next decade



National Greenhouse Gas Emissions by Source
Tonnes of Emissions
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005
Thermal Electricity
Other Transformation
Industry
Domestic Transport
Other Sectors
Fugitive
Industrial Processes
Agriculture



Contact's Generation and Emissions Levels
Generation (GWh)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Emissions (T/GWh)
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
GWh
t/MWh



Contact Emissions by Plant
Tonnes CO2
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Wairakei
Poihipi
Ohaaki
Te Rapa
New Plymouth
Otahuhu B
TCC

Energy and climate change policy

- The Government has announced its intention to introduce an Emissions Trading Scheme progressively covering all gases and major emitters
- Electricity is covered from 1 January 2010
- Legislation is expected to be passed in calendar 2008
- The Government has also introduced legislation to give effect to its energy policy, the primary goal of which is to try and achieve 90% renewable energy by 2025
- The draft legislation includes a 10 year moratorium on new thermal plants with some exceptions:
  - security of supply
  - non "base-load" plants
  - replacement of retired plant



Electricity demand

- Electricity demand has been growing at ~ 2% p.a. over the last 10 years
- Residential demand has grown despite price increases which have averaged 4.5% p.a. over the last 10 years
- Demand side is expected to absorb the moderate effects of carbon pricing without material demand destruction
- The effects of energy efficiency are more difficult to predict although the prevailing view is that domestic consumers will reallocate savings into alternative forms of consumption


Electricity Consumption (TWh)
Commercial
Industrial
Residential
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2.5
6.0
7.4
8.0
16.2
12.7
1974
1978
1982
1986
1990
1994
1998
2002


Residential Demand Growth v Price Growth
Res Price Growth
Res GWh Growth
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
1974
1978
1982
1986
1990
1994
1998
2002

Source: Energy Data File, Sept 2006

Electricity supply

- Wind generation, although well suited to NZ conditions, has execution risks (public opposition, Maori interests, capital cost pressures)
- However, additional wind will be built over the next 5 years which will increase volatility
- Contact's wind generation sites are well located in terms of proximity to demand (North Island) and consentability



Capacity (MW) by Owner and Source (Includes Construction)
3,000
2,500
2,000
1,500
1,000
500
Contact Energy
Meridian Energy
Mighty River Power
TrustPower
Genesis
Others (ie less than
Other
Wind
Diesel
Coal/Gas
Geothermal
Gas
Hydro



Industry Generation
(Includes all CEN projects, projects disclosed by MED, and Project Hayes)
Generation (TWh)
60
50
40
30
20
10
0
Market share (%)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2002/03
2004/05
2006/07
2008/09
2010/11
2012/13
2014/15
Hydro
Geothermal
Gen at 2%p.a.
Coal
Wind
CEN market share
Gas
Other
Wind market share

Drivers of the long-run price path

- Over the longer term prices will trend towards the LRMC of the next most economic source of new generation
- Prices are forecast to rise to $75-$80/MWh and trend towards a wind LRMC of $85-$100/MWh to support new generation required at the beginning of the next decade. A carbon price of NZ$20/tonne, would increase wholesale prices by ~$7/MWh (10% real) and retail prices by ~4% real

- Note that these charts list all known projects; it is unlikely that all options will go ahead

LRMC with gas at $7/GJ, Carbon at $20/t



Wind
Geothermal
Hydro
Gas
Coal
LRMC ($/MWh at HAY)
0
20
40
60
80
100
120
140
160
0
500
1,000
1,500
2,000
2,500
3,000
Incremental Capacity (MW)

LRMC with gas at $10/GJ, Carbon at $20/t



Wind
Geothermal
Hydro
Gas
Coal
LRMC ($/MWh at HAY)
0
20
40
60
80
100
120
140
160
0
500
1,000
1,500
2,000
2,500
3,000
Incremental Capacity (MW)



Gas supply and demand

- Over the next 3 years, the gas market may see periods of over supply with limited paths to market for excess gas
- Methanex is the major source of incremental demand in the New Zealand market and its Waitara plant is fully contracted to April 2008 with suggestions that Methanex is close to extending its arrangements which will soak up most of the short term excess
- Beyond 2010 the key issues for the gas market are the impact on demand of the construction of renewable generation and whether supply can be extended beyond 2015

Note: the petrochemical potential demand is based on operation of the Waitara valley methanol plant; the Motonui plant would add approx. 50PJ/a additional demand



NZ Gas Supply/Demand Potential - PUBLIC DATA JAN 2008
250
200
150
100
50
0
PJ / annum
2007
2008
2009
2010
2011
2012
2013
2014
2015
Calendar Year
Karewa - Estimate
Turangi - Estimate
Kupe - Estimate
Pohokura
Maui - LT ROFR P50
Maui - LT ROFR P85
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields
Demand incl max potential petrochemicals
Base Demand excluding petrochemicals

Gas supply is increasingly inflexible

- Contact's average gas cost including transmission has risen from $3.70/GJ in FY 03 to around $5.02/GJ in FY 07 (an average of 9% p.a.)
- Gas prices per GJ are expected to increase about 20% per annum over the next couple of years
- Medium to long term gas supply contracts are increasingly less flexible as the end of Maui 367 gas approaches in June 2009



Gas sources (%) and average cost
Percent of Gas Supplied
100%
80%
60%
40%
20%
0%
Average Gas Cost Incl Tx ($/GJ)
10.0
8.0
6.0
4.0
2.0
0.0
2006/07
2007/08
2008/09
2009/10
2010/11
Maui 367
Maui ROFR
Pohokura
Others

- This is likely to result in excess gas at times of high hydro and low demand
- Contact's recently announced intention to develop a gas storage project will assist in managing this issue as well as the increasing volatility which will arise from increased wind generation



Future gas supply

- It seems likely that gas can be secured at least to 2015
- Contact is currently considering its strategy for securing further supply. Key factors in determining the optimal timing will be:
  - Assessing the impact on gas demand of alternative generation sources (wind, geothermal)
  - Ensuring that gas supply meets the demands of the generation market (less base load and more intermittent or peak use)



Gas Take
PJs Taken
80
70
60
50
40
30
20
10
0
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
Shell GSA2
Turangi
OMV (Pohokura)
ROFR P50
ROFR P85
Maui
Base Demand



Long-term gas supply

- Given the domestic position seems assured only till 2015 at the most, it remains prudent to maintain an LNG backstop
- Should LNG be required over the longer term Contact's ability to manage the supply logistics will be enhanced by the availability of gas storage
- Gasbridge is a joint venture with Genesis Energy. No decision has been made to invest in this project beyond progressing a resource consent


Gasbridge







Contact's strategic focus

- Government policy supports the development of renewables and Contact's recently granted call-in for Te Mihi increases confidence that new renewables can be delivered to the market
- Gas and generation market conditions through to the end of the decade indicate the market will be relatively long in energy with peak demand exceeding capacity by 2012/13
- Over the longer term prices will need to rise to both compensate for carbon pricing and to cover increased costs of new generation
- Contact's strategic focus is to use the versatility inherent within the portfolio to optimise its position across the markets in which it trades
- This includes executing its key geothermal, wind and peaking opportunities and proceeding to the next stage of gas storage. Wind as well as other generation options will continue to be developed, with a view to exercising them when market conditions are appropriate







New generation - geothermal

- Geothermal production and capacity are forecast to double over the next 5-7 years as exploration and reservoir management capabilities continue to deepen





Production History & Projection
GWh
5000
4000
3000
2000
1000
0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
Existing
Steam Winning
Te Mihi Net
Tauhara at 200 MW

Geothermal Capacity (MW net)		
2006		2014
Wairakei Station	157	-
Wairakei Binary	14.5	14.5
Poihipi (effective)	30	50
Ohaaki (effective)	42	60
Te Mihi	-	~220
Tauhara Binary	-	19
Tauhara	-	~200
Total	**245**	**~570**



Update on geothermal projects

- Consents have been lodged for the Te Mihi power station – the Government has announced its intention to "call-in" the project. The resource consent hearing will take place during 2008
- Consents for the Tauhara station are expected to be filed during this calendar year – Contact will also be seeking call in for that project
- Contact is proceeding with the first phase of the Tauhara field with the development of a binary plant using an existing consent which enables Contact generate 20 MW from the Tauhara area





Wind Projects

- A significant wind project in Waikato has been announced:
  - Hauāuru ma raki (North-west wind)
  - up to 550 MW
  - consultation has commenced and consents are expected to be filed in the next 2 months

- Four further wind options being developed





Hydro generation options

- Hawea Gates
  - Contact is developing a 16.4 MW, NZ$43m, hydro facility at the existing Hawea control gates which utilises consented Hawea River flows
  - Commissioning expected to be 2011 – although turbine delivery times are increasing
  - Consents have now been secured
- Contact continues to monitor other hydro opportunities – given New Zealand's significant existing hydro development the remaining sites are relatively expensive and challenging to develop


Lake Hawea
(North Otago)



Stratford Peaker

- Contact intends to redevelop the old site once occupied by the Stratford Power Station to build a peaker plant (up to 300MW)
- The first phase (100-200 MW) is expected to be commissioned early in 2010
- Given the expected increase in wind development Contact believes that there will be a need for fast start peaker plant to provide support to the market due to the intermittency of wind
- The plant will also in part replace the capacity which Contact has lost as a result of the recent decision to shut the New Plymouth power station

TCC power station

Proposed location of new peaker station



Capital expenditure is dominated by generation initiatives

- The future capex profile now includes about $2bn in renewable investment as well as about $150m in gas peaking capacity and the investment in gas storage



Capital Expenditure
Cost (NZ$Millions)
0
100
200
300
400
500
600
700
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
Stay in Business
Retail and Generation Business Development



Outlook

- Contact operates a successful integrated business model from fuel source through to the customer
- The New Zealand government has strongly signalled its intent to promote the development of renewables and the reduction of greenhouse emissions
- Contact is well positioned to make a key contribution to meeting New Zealand's energy challenges with approximately $2billion investment in renewables over the next five years




contact

Origin energy

RECEIVED

2008 MAR -3 A 2

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	29 January 2008
From	Bill Hundy	Pages	5
Subject	CONTACT ENERGY'S QUARTERLY OPERATIONAL DATA FOR THE QUARTER ENDED 31 DECEMBER 2007		

Attached herewith is a copy of an announcement released to the NZX by Contact Energy yesterday.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Quarterly operational data

for the quarter ended 31 December 2007

28 January 2008


contact

Generation and retail sales data

		Quarter ended 31 Dec 2007	Quarter ended 31 Dec 2006	Six months ended 31 Dec 2007	Six months ended 31 Dec 2006
Thermal generation	GWh	1,278	1,017	2,821	2,693
Geothermal generation	GWh	562	469	1,085	997
Hydro generation	GWh	1,103	1,157	1,968	1,907
Total Generation	GWh	2,943	2,643	5,874	5,597
Average wholesale electricity price [1]	$	42.45	37.97	48.53	51.45
Average energy purchase price	$	44.92	40.69	52.09	55.53
Gas used in internal generation	PJ	10.1	8.3	22.1	21.1
Retail electricity sales	GWh	1,922	1,825	4,064	3,950
Retail gas sales	PJ	0.8	1.1	2.2	2.7
Wholesale gas sales	PJ	5.6	2.0	6.6	3.4
LPG sales	tonnes	18,897	-	45,913	

[1] This price excludes contracts for differences



Electricity and gas customer numbers

	As at 31 Dec 2007	As at 30 Sep 2007	As at 31 Dec 2006
Electricity customer numbers	514,000	514,000	511,000
Gas customer numbers	74,000	75,000	76,000





contact



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	24 January 2008
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND**		

For your information please find attached, an announcement regarding the Kupe Development Wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

24 January 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 23 January, the 17 inch section of the Kupe South 8 (KS-8) well had reached a total depth of 2,184m MDRT (measured depth from rotary table) and the 13-3/8 inch casing run and cemented. Surface equipment is currently undergoing routine pressure testing and upon completion, the 12-1/4 inch section of KS-8 will be drilled and cased. This will be followed by drilling of the 12-1/4 inch sections of KS-7 and KS-6.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12 ¼ inch	8 ½ inch
KS-6	560m	2,000m		
KS-7	566m	2,000m		
KS-8	568m	2,184m		

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	22 January 2008
From	Bill Hundy	Pages	4
Subject	**ORIGIN ENERGY BUILDS DIRECT OWNERSHIP OPTIONS IN WIND - COMMITS TO 30MW WIND FARM IN NSW**		

For your information please find attached an ASX/Media Release entitled "Origin Energy Builds Direct Ownership Options in Wind - Commits to 30MW Wind Farm in NSW".

Regards





Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

ASX/Media Release

22 January 2008

Origin Energy Builds Direct Ownership Options in Wind - Commits to 30MW Wind Farm in NSW

Origin Energy has entered into a strategic relationship with wind generation developers Epuron acquiring an option to develop up to 590MW of wind farm projects starting with the construction of the 30MW Cullerin Range wind farm in NSW, 30km west of Goulburn.

The Cullerin wind farm project has an extremely good wind resource and is one of the most competitive projects of its kind in Australia with a capacity factor of 44 per cent and proximity to electricity transmission infrastructure. Origin expects to start the commissioning of the wind farm in 2009.

When fully operational, Cullerin Range will save about 100,000 tonnes of carbon annually or provide enough renewable electricity to power almost 15,000 typical homes in NSW.

The Cullerin Range wind farm is one of three permitted sites in NSW, including Conroy's Gap (30MW) and Snowy Plains (30MW), where Origin has also acquired the rights to develop these projects.

In addition, Origin has entered into a Strategic Relationship Agreement with an option for another 500MW of Epuron sites.

Origin Chief Operating Officer Karen Moses said: "Origin now has the option over a strategic and economically competitive pipeline of wind projects, which Epuron has identified, mainly in NSW."

"Origin was one of Australia's early contractors of wind projects, helping underwrite wind farms at Codrington and Challicum Hills. We currently contract approximately 180MW of wind.

"The Epuron deal will see Origin build its own wind facilities for the first time, deepening integration in this area," she said. "It is also Origin's first generation investment in NSW.

"It provides Origin with greater flexibility in managing our carbon, retail and generation portfolios.

"In addition to meeting the regulatory requirements for renewable energy, today's announcement supports Origin's 270,000 customers who choose to buy green electricity.

"Origin is well placed to make a significant contribution to helping reduce the carbon intensity of the Australian economy and the Federal Government meet its 20% renewables target by 2020," Ms Moses said.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



She said the acquisition complements our other recent investments and initiatives in the renewable sector. These included:

- Origin's joint venture with Geodynamics in geothermal energy development in Australia;
- The research and development of SLIVER solar cell technology;
- New Zealand's Contact Energy, which is 51.4 per cent owed by Origin, is looking at $2 billion of potential investment in wind and geothermal projects over the next five years;
- Origin's position as Australia's largest installer of solar rooftop systems;
- The development of Origin's Carbon Reduction Scheme and other offset products; and
- Origin's position as Australia's leading green energy retailer.

"We are pleased to see these projects, and Cullerin in particular, move closer to construction," said Martin Poole, Executive Director of Epuron. "It is now recognised that NSW has an excellent wind resource and in light of the Federal Government's 20% renewables policy we expect to see significant activity in the wind industry over the next few years."

For more information:

Media
Amanda Lampe
National Manager Media, Corporate Communications
(02) 8345 5217
0419 482547

Investors
Angus Guthrie
Manager, Investor Relations
(02) 8345 5558
0417 864 255

About Origin Energy
Origin is the Ethical Investor 2007 Sustainable Company of the Year and one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our strengths come from our integration across the supply chain, from exploration and production to the supply of energy to over 3 million customer accounts. Origin's portfolio of assets together with more than 3,000 employees, provide flexibility, stability and significant opportunities for growth in the ever changing energy industry. Origin is also the major shareholder in New Zealand's Contact Energy.

About EPURON
EPURON GmbH is one of the world's leading project development and structured financing companies in the renewable energy sector. The company develops finances and implements solar & wind farms and solar thermal power stations. Since its foundation in 1998, EPURON has financed and implemented over 70 large-scale projects with an investment volume of over 640 million euros. Its clients include institutional and private investors around the globe. EPURON has branches in twelve countries on five continents. EPURON is a member of the listed company Conergy AG, the world's market leader in solar power systems. EPURON Pty Ltd Australia was founded 2003 and is based in North Sydney. The company is working on several wind farm projects in New South Wales with many having received development consent and more in the pipeline. EPURON owns and operates one of the largest networks of wind monitoring masts in New South Wales, providing an enhanced understanding of the wind resource around the state.


N E W   S O U T H   W A L E S
Conroys Gap
Cullerin Range
Snowy Plains


origin

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	17 January 2008
From	Bill Hundy	Pages	2

Subject	KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND

For your information please find attached, an announcement regarding the Kupe Development Wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

ASX Release

17 January 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 16 January, the 17 inch section of the Kupe South 8 (KS-8) well had reached a depth of 1809m MDRT (measured depth from rotary table). Drilling of the 17 inch section will continue to the planned depth of 2,200m MDRT at which point the 13-3/8 inch casing will be run and cemented. Upon completion, the 12-1/4 inch section of KS-8 will be drilled and cased. This will be followed by drilling of the 12-1/4 inch sections of KS-7 and KS-6.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12 ¼ inch	8 ½ inch
KS-6	560m	2,000m		
KS-7	566m	2,000m		
KS-8	568m	1,809m		

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

RECEIVED

2008 MAR -3 A 10:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	10 January 2008
From	Bill Hundy	Pages	2
Subject	KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND		

For your information please find attached, an announcement regarding the Kupe Development Wells.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

10 January 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 9 January, the 17 inch section of the Kupe South 7 (KS-7) well had reached a depth of 1,852m MDRT (measured depth from rotary table). Drilling of the 17 inch section will continue to the planned depth of 2,000m at which point the 13-3/8 inch casing will be run and cemented. Upon completion, the 17 inch section of Kupe South 8 (KS-8) will be drilled and cased. This will be followed by drilling of the 12-1/4 inch sections of KS-6, KS-7 and KS-8.

Drilling began at 22:40 hrs on 19 December 2007. Progress of all three development wells in permit PML 38146 is summarised as follows:

	22 inch	17 inch	12-1/4 inch	8-1/2 inch
KS-6	560m	2,000m		
KS-7	566m	1,852m		
KS-8	568m			

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	3 January 2008
From	Bill Hundy	Pages	4
Subject	EMU APPLE 2 AND EMU APPLE 3 OIL APPRAISAL WELLS UPDATE,SURAT BASIN, QUEENSLAND		

For your information please find attached, an update on the Emu Apple 2 and Emu Apple 3 appraisal wells.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin

ASX Release

3 January 2008

Emu Apple 2 and Emu Apple 3 Oil Appraisal Wells Update, Surat Basin, Queensland

Origin Energy provides the following update on the Emu Apple 2 and Emu Apple 3 oil appraisal wells operated by the company and its subsidiaries.

Emu Apple 2

Well type: Oil Appraisal Well

Location: Surat Basin, Queensland (ATP 470P Redcap Block)

Emu Apple 2 surface location is approximately 400 m northwest of Emu Apple 1 and some 20 kilometres northwest of the Riverslea Oil Field.

Latitude: 27° 12' 24.64" S
Longitude: 148° 35' 39.47" E

Initial Interests:

Angari Pty Ltd*	67.50%
Origin Energy CSG Ltd*	22.50%
Santos QNT Pty Ltd	10.00%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Boxvale Sandstone
Secondary target: Basal Evergreen Formation
Proposed total depth: 1,489 metres measured depth

Progress and Status:

The well commenced drilling on 14 December 2007 with the Mitchell 152 drilling rig. The 311 millimetre (12-1/4 inch) surface section was drilled to a depth of 197 metres measured depth and 244 millimetres (9-5/8 inch) surface casing set. The 216 millimetre (8-1/2 inch) production wellbore was drilled to a total depth of 1,493 metres measured depth.

Emu Apple 2 encountered good oil shows in the Boxvale Sandstone and the basal Evergreen Formation. Wireline logs were acquired and the well was cased with 140 millimetre (5-1/2 inch) casing and suspended as a future Boxvale Sandstone oil producer.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Emu Apple 3

Well type:	Oil Appraisal Well
Location:	Surat Basin, Queensland (ATP 470P Redcap Block)

Emu Apple 3 surface location is approximately 420 m southwest of Emu Apple 1 and some 20 kilometres northwest of the Riverslea Oil Field.

Latitude: 27° 12' 37.63" S
Longitude: 148° 35' 39.65" E

Initial Interests:

Angari Pty Ltd*	67.50%
Origin Energy CSG Ltd*	22.50%
Santos QNT Pty Ltd	10.00%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Boxvale Sandstone
Secondary target: Basal Evergreen
Proposed total depth: 1,480 metres measured depth

Progress and Status:

The well commenced drilling on 2 January 2008 with the Mitchell 152 drilling rig. As at 08:30 hours AEST on 3 January, the 311 millimetre (12-1/4 inch) surface section was drilled to section total depth of 197 metres measured depth and current activity was pulling out of the hole to run 244 millimetres (9-5/8 inch) surface casing.

For further information contact:

Paul Zealand
General Manager Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@originenergy.com.au


Emu Apple-2
(proposed)
Lat -27°12' 24.64"
Long 148°35' 39.47"
Emu Apple-1
ATP 470P RD
Emu Apple-3
(proposed)
Lat -27°12' 37.63"
Long 148°35' 39.65"
Cogoon River
0
5
Kilometres
GDA z55
Queensland
Kincora Field
New Royal Field
Digger Field
Sandy Creek Field
Colgoon Field
Washpool Field
Newstead Field
Wilga Field
Carbean Field
Yarrabend Field
Broadway Field
Martini Field
Yapunyah Field
Riverslea Field
ATP 470P RD

Location of Emu Apple 2 and 3 within ATP 470P (Redcap Block)

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	3 December 2008
From	Bill Hundy	Pages	2
Subject	KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND		

For your information please find attached, an announcement regarding the Kupe Development Wells.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

3 January 2008

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST on 2 January, the 17 inch hole section of the Kupe South 6 (KS-6) well had reached the planned total depth of 2,000m MDRT (measured depth from rotary table). A wiper trip is currently underway to condition the hole prior to running and cementing the 13-3/8 inch casing. Upon completion, the 17 inch hole sections of the KS-7 and KS-8 wells will be drilled and cased prior to commencement of the subsequent 12-1/4 inch sections.

Drilling began at 22:40 hrs on 19 December 2007. The 22 inch top hole sections of all three development wells in permit PML 38146 have been completed to the following depths:

KS-6	560m MDRT
KS-7	566m MDRT
KS-8	568m MDRT

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

RECEIVED

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	21 December 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 December 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,517,318	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,538,200 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 21 December 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

RECEIVED

2008 MAR -3 A 10:27

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 December 2007
From	Bill Hundy	Pages	21
Subject	**AGM REPORT TO SHAREHOLDERS**		

In accordance with Listing Rule 3.17 please find attached Origin Energy's 2007 AGM Report to Shareholders, which is being sent to shareholders today.

The report is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

RECEIVED
2008 MAR -3 A 10:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	28 December 2007
From	Bill Hundy	Pages	2
Subject	**KUPE DEVELOPMENT WELLS - KUPE SOUTH 6, 7 & 8, OFFSHORE TARANAKI BASIN, NEW ZEALAND**		

For your information please find attached, an announcement regarding the Kupe Development Wells.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



origin

ASX Release

28 December 2007

Kupe Development wells - Kupe South 6, 7 & 8, offshore Taranaki Basin, New Zealand

Origin Energy Limited advises that at 12pm EST today, the 17 inch hole section of the Kupe South 6 well had reached a bit depth of 975m MDRT (measured depth from rotary table). The 17 inch hole section of the KS-6 well will be drilled to approximately 2,000m MDRT where the hole will be cased and cemented, prior to drilling the 17 inch hole sections of the KS-7 and KS-8 wells.

Drilling began at 22:40 hrs on 19 December 2007. The 22 inch top hole sections of all three development wells in permit PML 38146 have been completed to the following depths:

Kupe South 6	560m MDRT
Kupe South 7	566m MDRT
Kupe South 8	568m MDRT

Each of the three production wells will be drilled by the ENSCO 107 jack-up drilling rig to a vertical depth of approximately 3,400 metres.

The Kupe Project drilling campaign is being undertaken on a "batch-drilling" basis. This process involves completing the same section of each of the three wells before proceeding to the subsequent section and is a more efficient approach than drilling the wells separately.

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited* (Operator)	50%
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries: National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:
Media - New Zealand:
Greta Shirley
+64 21 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

RECEIVED

2007 MAR -3 A 10:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 December 2007
From	Bill Hundy	Pages	5
Subject	ORIGIN ENERGY AND CONTACT ENERGY ACQUIRE SWIFT ENERGY OIL & GAS ASSETS IN NEW ZEALAND		

Attached herewith is a copy of an announcement released today.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

origin energy

contact.

ASX Release

20 December 2007

Origin Energy and Contact Energy Acquire Swift Energy Oil & Gas Assets in New Zealand

Origin Energy and Contact Energy announced today they will purchase certain of Swift Energy's New Zealand oil and gas assets for approximately US$87.8 million (approximately NZ$115 million), delivering a range of benefits and synergies to each company. The effective date of the acquisition is 1 December 2007.

The Swift Energy assets being acquired include their two main producing areas in the onshore Taranaki Basin, some additional permits and inventory. The assets are:

The Tariki, Ahuroa, Waihapa and Ngaere (TAWN) fields;
Waihapa Production Station;
Rimu, Kauri and Manutahi fields;
Rimu Production Station;
Separate oil and gas pipelines from Waihapa production station to New Plymouth;
Offshore exploration permits; and
Inventory of equipment and supplies.

Under a separate arrangement between Contact Energy and Origin Energy, Contact Energy will contribute approximately NZ$54 million to the total purchase price for the right to own and develop the Ahuroa field as an underground gas storage facility and purchase the remaining gas and LPG reserves in the Ahuroa reservoir.

Origin Energy Managing Director Grant King said the purchase of the assets would deliver greater operational synergies with Kupe, increased exploration opportunities and create valuable gas storage facilities for Contact. In addition, the assets will provide immediate production and earnings.

"The TAWN and Rimu/Kauri/Manutahi assets are an attractive mix of mature producing fields with prospects for in-fill drilling and potential oil and gas upside. In addition Origin is acquiring two gas, oil and LPG production facilities and two strategic transmission pipelines connecting the TAWN assets to New Plymouth. Gas produced from the TAWN fields and all LPG is contracted to Contact Energy. The assets also contain a potential gas storage reservoir opportunity in the Ahuroa field.

"Origin has also acquired a 50% interest in two exploration permits, which lie immediately offshore from the Rimu production facility and adjacent to our Kupe gas field development," Mr King said.

Contact Energy Chief Executive David Baldwin said "the deal demonstrates the value of a close working relationship between Origin and Contact, giving Contact a much sought after potential gas storage option, delivering greater flexibility in managing its long-term natural gas supply options.

"Contact has been investigating natural gas storage options for more than two years, as the flexibility in natural gas supply contracts has been replaced with 'take or pay' contracts.

"The ability to develop a gas storage facility in the Ahuroa field will enable the company to use its gas-fired power stations as and when required, mitigating the financial consequences of not using natural gas under 'take or pay' contracts and the costs of using gas when there are more cost effective generation options.

"Reservoir modelling of the Ahuroa field suggests it would make an excellent gas storage option. We expect to have the facility fully operational by mid 2010," he said.

Contact and Origin will also enter into various agreements to enable Contact to develop the gas storage facility, with Origin providing a range of project management, processing, operation and maintenance services.

In light of Origin's ownership interest in Contact, Contact's participation in the Swift acquisition and the arrangements between Origin and Contact for the delivery of technical services from Origin to Contact were, and will continue to be, overseen by Contact's independent directors.

The transaction is expected to be complete in the first quarter of 2008 and is conditional on the consent of the Overseas Investment Office.

In certain parts of one field, Swift Energy will have an option to take-up a 30% working interest within 10 years. In some fields Swift Energy will earn a 10% over-riding royalty interest once a production volume threshold is exceeded. In other fields Swift Energy will earn a 10% over-riding royalty plus an option to convert this to a 30% working interest within 10 years - once again, if production volume thresholds are exceeded. All these rights are of a contractual nature only.

For Further Information

For Origin Energy:
Augus Guthrie
Investor Relations Manager
02 8345 5558
0417 864 255

For Contact Energy:
Jonathan Hill
Communications Manager
04 462 1285
021 440 090

origin energy

contact.

About Contact Energy Ltd

Contact Energy is one of New Zealand's largest listed companies, and New Zealand's largest listed electricity generator and retailer. Contact generates more than a quarter of New Zealand's total electricity and retails electricity, gas and LPG to around 635,000 customers.

About Origin Energy

Origin is the Ethical Investor 2007 Sustainable Company of the Year and one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our strengths come from our integration across the supply chain, from exploration and production to the supply of energy to over 3 million customer accounts. Origin's portfolio of assets together with our 3,000 employees, provide flexibility, stability and significant opportunities for growth in the ever changing energy industry. Origin Energy is also the major shareholder in New Zealand's Contact Energy.

origin energy

contact.



LEGEND
Origin permit
Swift acquisition
Pipelines
Gas pipeline (under construction)
Production facility
Production facility (under construction)
Gas field
Oil field
Tasman Sea
Pohokura
New Plymouth
Waihapa - New Plymouth Power Station Gas pipeline
Waihapa - Omata Tank Farm Oil pipeline
PML 38138
PML 38139
Ahuroa (Compressors)
PML 38141
Waihapa
PML 38140
Stratford
Eltham
Kapuni
Amokura
Tui
Maui
Hawera
Kupe Plant
Rimu
PMP 38151
PMP 38155
PML 38146
Kupe Platform
Kupe
PEP 38495
PEP 381201
0 25 Kilometres
New Zealand Acreage
origin energy
PEP 38619
PEP 38618
PEP 38485
PML 38146
Origin permit
Swift acquisition
PEP 38264
PEP 38262

Origin energy

RECEIVED
2008 MAR -3 A 9:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 December 2007
From	Bill Hundy	Pages	3
Subject	**ORIGIN GEOTHERMAL JOINT VENTURE APPROVED BY GEODYNAMICS SHAREHOLDERS**		

For your information please find attached, an announcement relating to the Origin Energy geothermal joint venture, which was approved by Geodynamics' shareholders.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

20 December 2007

Origin geothermal Joint Venture approved by Geodynamics shareholders

On 29 October 2007 Origin Energy announced it had entered into an agreement to take a 30% stake in an unincorporated joint venture covering the South Australian geothermal tenements and associated assets of Geodynamics Ltd.

The agreement was subject to approval by Geodynamics shareholders.

Origin is pleased to advise that at an Extraordinary General Meeting of Geodynamics shareholders held on 19 December the agreement was approved and that there are no outstanding conditions precedent to the agreement between Origin Energy and Geodynamics taking effect.

The joint venture represents a strategic expansion of Origin's renewable energy portfolio and continues to demonstrate the company's commitment to being Australia's leading fuel-integrated energy company in an increasingly carbon-constrained economy.

For further information please see the attached ASX Release by Origin Energy dated 29 October 2007, or contact:

Angus Guthrie
Manager, Investor Relations
Telephone: +61-2-8345 5558
Mobile: +61-417 864 255

About Origin Energy

Origin is one of Australasia's leading integrated energy companies focused on gas and oil exploration and production, power generation and energy retailing. Listed in the ASX top 50, with a market capitalisation of around $7.5 billion, Origin is both a producer and retailer of energy. Our portfolio of assets across production, generation and retailing provides flexibility, stability of earnings and a significant range of growth opportunities in the ever changing energy industry. In November 2007 Origin Energy was awarded the Ethical Investor 2007 Sustainable Company of the Year. Origin Energy is also the major shareholder in New Zealand's Contact Energy.

***Hot Fractured Rock (HFR) Geothermal Energy** - HFR geothermal energy is produced using heat extracted from buried hot granites by circulating water through an engineered, artificial reservoir or underground heat exchanger. Geodynamics has been pioneering this technology at its Cooper Basin site, one of the largest such reservoirs in the world.*

origin energy

ASX Release

29 October 2007

Origin's Strategic Expansion into Geothermal

Origin Energy today announced a strategic expansion of its renewable energy portfolio, establishing a joint venture with Geodynamics that will see significant investment in the development of geothermal energy in Australia.

Origin has entered into a binding Heads of Agreement to take a 30% stake in an unincorporated joint venture covering the South Australian geothermal tenements and associated assets of Geodynamics Ltd.

Origin Managing Director Grant King said: "We are very pleased to be part of this exciting future for geothermal energy in Australia and to be able to bring our considerable experience and resources to this project.

"We believe that geothermal energy will play an increasing role in securing the world's future needs for clean energy. Geodynamics' tenements are amongst the most prospective geothermal areas in Australia and include some of the hottest rocks in the world.

"Origin has consistently positioned its business to take advantage of the growth opportunities in lower emission technologies such as gas and renewable technologies such as solar and geothermal. Combined with our position as Australia's leading retailer of GreenPower, these investments continue to demonstrate our commitment to being Australia's leading fuel-integrated energy company in an increasingly carbon-constrained economy," Mr King said.

The 30% stake in the joint venture will see Origin provide technical and related support through its extensive experience in upstream gas exploration and production, gas-fired power generation and through its exposure to geothermal power generation in New Zealand.

Origin will commit to $96 million of joint venture project expenditure, in addition to its 30% share. If Geodynamics, as operator, completes its Stage One 'proof of concept' phase by 31 March 2008 and within budget, Origin will commit a further $9.6 million. This would bring Origin's total anticipated commitment to project expenditure over the next two to three years to about $150 million.

At this time Origin intends to retain its 10% shareholding in Geodynamics, and also retain the rights acquired when it first invested in Geodynamics as a cornerstone shareholder.

The Agreement is subject to Geodynamics shareholder approval and regulatory approvals and Geodynamics intends convening an Extraordinary General Meeting in December for shareholders to consider the proposal.

--- ENDS ----

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 December 2007
From	Bill Hundy	Pages	3
Subject	KUPE GAS PROJECT - DRILLING COMMENCES		

For your information please find attached, an announcement regarding the Kupe Gas project.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


origin


KUPE GAS PROJECT

20 December 2007

ASX / NZX / Media Release

Kupe Gas Project - Drilling commences

Origin Energy advises that today the Ensco 107 rig has commenced batch drilling the three development wells on the Kupe field.

The commencement of the drilling campaign follows the successful installation of the Project's wellhead platform jacket (the legs of the offshore platform) and topsides, using the rig.

Kupe Gas Project Director Peter Ashford said the installation of both components went very smoothly.

"Despite some unsettled spring weather the operations have gone without a hitch. This is the result of many months of careful planning and execution by the Project team," Mr Ashford said.

The platform is located at the Kupe Field, 30 kilometres offshore from Hawera in South Taranaki.

Drilling of the wells is expected to take around five months to complete and during the campaign over 100 drilling team members and their support staff will live onboard the rig.

Each of the three production wells will be drilled to a vertical depth of approximately 3400 metres.

The Ensco 107 drilling rig is owned by Ensco Enterprises Limited and was built in Singapore in 2006.

Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street Petone New Zealand
Telephone 0800 493 397 • Facsimile +64 4 568 7140 • www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • 610 Murray Street West Perth WA 6005
Telephone +61 8 9321 5995 • Facsimile +61 8 9486 4524 • www.originenergy.com.au

The Kupe Gas Project is expected to be completed by mid-2009 and will provide New Zealand with approximately 254 petajoules of natural gas, 1.1 million tonnes of LPG and 14.7 million barrels of light oil (condensate).

Participants in the Kupe Gas Project are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Wholly owned subsidiaries of Genesis Energy	31%
New Zealand Oil & Gas Limited (through its subsidiaries National Petroleum Ltd. 12.75%, Petroleum Equities Ltd. 1.25% and Nephrite Enterprises Ltd. 1.00%)	15%
Mitsui E&P Australia Pty Ltd	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:

Media in New Zealand:
Greta Shirley
+64 21 455 922

Investors & Media in Australia:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 December 2007
From	Bill Hundy	Pages	2
Subject	BEHARRA SPRINGS GAS PLANT INCIDENT.		

Please find attached an announcement on an incident at the Beharra Springs Gas plant.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin

ASX Release

27 December 2007

Incident at Beharra Springs gas plant

On Monday 24 December, the Beharra Springs gas plant was shut down due to a fire in the Condensate/Gas Separation part of the plant. The fire was successfully extinguished and no personnel were injured as a result of the incident.

The cause of the fire is unknown, however, a full investigation has been initiated. Origin, as the operator of the gas plant, will comply with all regulatory requirements to investigate and remediate the incident.

The damage is localised and until an integrity assessment is complete, it is not known how long it will take to investigate, repair and recommission the plant. It is anticipated the plant will be operational before the end of January.

For further information, please contact:

For Media - Origin

Yvette Reade
Manager Public Relations
Mobile 0419 043 042

or

Amanda Lampe
National Manager Media
Mobile 0419 482 547

For Investor Relations - Origin

Angus Guthrie
Manager Investor Relations
(02) 8345 5558
Mobile 0417 864 255

About Beharra Springs:
Beharra Springs Gas Plant produces approximately 10TJ/day of gas. Beharra Springs is a joint venture between:

Origin Energy *67%*
Arc Energy *33%*

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	13 December 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**13 December 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**875,262,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,792,800 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 13 December 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 December 2007
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

Attached for your information is a copy of a Media Release entitled 'Origin announces start of construction of Quarantine Power Station expansion'.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

Media Release

6 December 2007

Origin announces start of construction of Quarantine Power Station expansion

South Australian Minister for Energy Pat Conlon turned the first sod in a ground breaking ceremony today to mark the start of construction of the 120 MW gas-fired Quarantine Power Station expansion located on Torrens Island (25km north of the Adelaide CBD).

Origin's Executive General Manager Major Development Projects Andrew Stock said: "The $80 million power station expansion more than doubles the output of the existing 95 MW installation at Quarantine.

"The project would create about 40-50 jobs during construction and would further improve Origin's position as an integrated retailer and generator of electricity.

"Many factors, including the addition of significant wind farms in South Australia and an increasing air conditioner load in the State has created the need for more peaking generation capacity," Mr Stock said.

Minister for Energy Patrick Conlon welcomed the start of construction.

"This is a major investment in the South Australian market and will further increase our energy capacity," he said.

"This alone will supply another 75,000 homes and we are pleased to see the ongoing commitment by Origin."

In May this year, Origin awarded the equipment supply contract to GE Energy for the supply of a 120 MW Frame 9E gas turbine generator set. Two months later, the construction contract was awarded to Leighton Contractors.

Mr Stock said "It is anticipated that the expansion will be completed in the December quarter of 2008, in time to provide additional peak electricity capacity for the summer of 2008/09.

"The power station will take advantage of open cycle gas turbine technology to provide clean burning peaking power and will help maintain the State's comparatively low greenhouse gas emissions intensity.

"The expansion will be supplied with natural gas through the SEA Gas Pipeline that connects Adelaide with the southeast Australian gas network, and will be sourced from Origin's extensive gas supply portfolio.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



"This additional peaking power capacity will significantly enhance the security of supply in South Australia and will provide additional electricity reserves for Origin's growing retail business," Mr Stock said.

For further information please contact:

Investor Inquiries:
Angus Guthrie
Manager, Investor Relations
(02) 8345 5558
0417 864 255

Media Inquiries:
Amanda Lampe
National Manager Media
(02) 8345 5217
0419 482 547

About Origin Energy

With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; and energy retailing and trading. Origin Energy supplies energy to more than 3 million Australian homes and businesses and employs around 3,000 people.

Origin in South Australia at a glance:

- *Since 2000, Origin has invested more than $670 million in energy infrastructure in South Australia.*
- *This includes an investment of over $30 million in the SLIVER solar technology and pilot plant, Regency Park*
- *National head office for Major Development Projects*
- *Owns and operates*
    - *Quarantine Power Station (95 MW) with expansion for a further 120 MW announced*
    - *Ladbroke Grove Power Station (80 MW)*
- *Partnership in Osborne Cogeneration Plant (180 MW)*
- *Retails natural gas, electricity and LPG to 370,000 customers*
- *Employs 800 South Australians in its retail, solar, oil and gas and LPG businesses*

Quarantine Power Station expansion - Fact Sheet

- *A 120 MW gas-fired power station, adjacent to the existing 95 MW Quarantine Power Station, located on Torrens Island, 25km north of the Adelaide CBD*
- *It will operate as a peaking power station*
- *The power station expansion will produce enough power to supply the equivalent of over 75,000 homes during times of peak demand. When combined with the existing installation, Quarantine power station will supply enough power to over 130,000 homes*
- *The $80 million power station expansion will be constructed by Leighton Contractors and the equipment supply contract is through GE*
- *It will be a Dry low emission power station to minimise impact on the environment*
- *The power station will be commissioned in time for the summer of 2008/09*
- *The power station will employ an average of 40-50 people during the construction phase*
- *It will be connected to the SEA Gas natural gas pipeline*

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	5 December 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 December 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	875,247,718	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,807,800 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 5 December 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	5 December 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**4 December 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**875,212,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,842,800 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 5 December 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	29 November 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**200,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 November 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**875,122,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,932,800 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

STRATEGY
PERFORMANCE
GROWTH

From resources...





Annual General Meeting Report to Shareholders

31 OCTOBER 2007



origin energy

Contents



...to customers

Annual General Meeting

Wesley Conference Centre
220 Pitt Street, Sydney
New South Wales
10.30am, Wednesday 31 October 2007

Dear Shareholder

The Annual General Meeting of Origin Energy was held in Sydney on Wednesday 31 October 2007.

Over 330 shareholders and visitors attended the meeting.

Following in this report is my address and the address of the Managing Director, Grant King in which we reported on the past year's results, our future strategies and the outlook for the coming year.

All resolutions that were put to the meeting were approved, the details of which are set out on page 14.

You can listen to a full audio webcast of the proceedings and view the presentations that were made by visiting our website (www.originenergy.com.au/investor).

Shareholders were given the opportunity to ask questions and make comments on the management of the company. Questions were answered on various operational and strategic matters. An extract of these questions can be found on page 16 of this report.

I trust that this report is of interest to shareholders who were unable to attend the meeting.



Kevin McCann
Chairman

Chairman's Address

Annual General Meeting

31 October 2007

In a challenging year in the electricity and gas markets, we delivered a solid financial performance and consolidated a strong platform for the ongoing growth of the company.

Results

Our statutory profit for the year was $457 million, which was up 38% on the prior year.

The result was boosted by a number of significant items, which after tax added $86.7 million to the statutory result.

These items included gains on the sale of our Networks business of $76 million and the impact of fair value changes to financial instruments of $29.1 million, offset by a reduction in the fair value of our Cooper Basin assets of $51.7 million. After excluding these items, our underlying profit was $370 million, which is an increase of 10% on last year.

We have continued our progressive dividend policy – our final fully franked dividend of 11 cents per share paid on 3 October 2007, took total dividends to 21 cents per share which is a 17% increase over last year. Our payout ratio this year was 47% of our underlying profit. Our average annual increase in dividends has been around 25% since 2001.


Kevin McCann Chairman

Looking at our total shareholder returns, which incorporates share price and the value of re-invested dividends, you can see we have delivered excellent shareholder value over the past seven years and significantly out-performed the market.

During the year we invested over $2 billion on acquisitions and new capital projects, $1.2 billion was spent on acquiring the Sun Retail business in Queensland from the Queensland Government and a further $800 million on new projects to expand the gas production from our coal seam gas (CSG) properties in Queensland and the BassGas, Otway Gas and Kupe Gas projects. This investment was funded through the sale of our Networks business for $556 million, $470 million additional equity through an institutional placement and share purchase plan and cash generated from Origin Energy's existing business.

Despite the high level of capital investment in our business, our balance sheet remains strong. Our gearing at 42% (after excluding the favourable impact of mark-to-market

movements on financial instruments) is within our targeted range of 40-45%.

I should explain that our reported results have been affected by changes to the accounting treatment of our commodity hedges arising from the adoption of the Australian equivalents to International Financial Reporting Standards (A-IFRS). As a prudent energy retailer we have adopted a conservative risk mitigation strategy in which we forward purchase electricity and enter into financial instruments to limit our exposure to extreme fluctuations in the spot price. This strategy has served us well in the fluctuations that occurred in the wholesale markets for gas and electricity during the year.

However, the adoption of the A-IFRS has required us to mark to market these instruments at year end and, where there has been a gain, reflect these as a change to equity or (if they are deemed 'ineffective' under the accounting standard) reflect them in the Profit and Loss Account. Consequently we have added $2.2 billion to equity and around $29.1 million to our profit after tax. We believe that the accounting standards do not reflect the true economic effect of these instruments and accordingly we have reported 'Underlying Profit' which shows the results before accounting for the change in the 'fair value' of these financial instruments. We believe that this is a more accurate representation of our after tax profit. We will continue to report on this basis in the coming year.

Platform for growth

The acquisition of the Sun Retail business and sale of our Networks business continue our focus on the competitive segments of the energy markets in Australia and New Zealand. This acquisition has substantially expanded the scale of our Retail business.

We have announced a significant increase in our gas reserves following an 80% increase in our CSG reserves in Queensland. We have also committed to almost

double our electricity generation capacity through the development of the Darling Downs Power Station in Queensland and the expansion of the Quarantine Power Station in South Australia.

These and other projects have seen us commit an additional $1.4 billion to new projects which is in addition to around $600 million we have spent on projects in construction during the year.

These acquisitions and our new projects, continue to deepen the integration across Origin Energy's upstream, generation and retail segments and provide a platform for ongoing growth.

Safety

Safety remains a high priority for the Board. We are pleased that our safety performance in 2006/07 improved following a deterioration last year. Our lost time injury and moderate medical injury frequency rate fell from 5.5 to 4.9 per million hours worked, an 11% improvement over the past year. Despite this improvement we are continuing to seek further improvements to our safety record.

Climate change

An important issue for our shareholders, customers and the whole community is that of climate change.

In response to this challenge, we have continued to develop lower emission energy sources, particularly gas, which can generate power at around half the greenhouse gas emissions of coal-fired power plants. Origin Energy is well positioned with its vast gas reserves, as gas will play an important role in the supply chain for electricity generation as Australia and New Zealand move towards becoming carbon constrained economies. We are also investing in solar power through the development of the new photovoltaic SLIVER® technology. We have a pilot manufacturing plant in Adelaide which is seeking to commercialise this product to provide solar panels for

electricity supply. We also have invested in geothermal power through an investment in Geodynamics, a company seeking to develop a geothermal project at Moomba in South Australia. This project is at a very early stage of development and is seeking to develop geothermal resources which have never before been exploited. We recently announced that we have entered into a joint venture to acquire a 30% direct interest in this project.

Origin Energy has taken a leading position in the climate change policy debate by actively proposing the introduction of proper carbon pricing into the energy market. The energy industry requires large investments over a long time-scale and so requires certainty with respect to carbon costs to support its investment decisions. It is important therefore that the Commonwealth Government acts decisively to provide the necessary framework for the introduction of a carbon trading scheme that will allow the market to reduce carbon at competitive costs.

Governance

I would like to thank my fellow directors for their contribution and commitment this year. The Board has had been extremely busy with seven non-scheduled meetings in which they reviewed and approved a number of significant investments and made a number of critical decisions.

Directors spent considerable time evaluating a proposal brought to us by AGL for a nil-premium merger. After careful consideration, your Board determined that the merger terms proposed would not have delivered value to our shareholders and it was rejected. This decision has since been roundly vindicated by the market.

In May this year we saw the retirement of Colin Carter from the Board who had been a director since listing in 2000. I would like to acknowledge the contribution that Colin made during a period in which Origin Energy has undergone significant growth and development.

In June we announced the appointment of Gordon Cairns to the Board. Gordon is the former CEO of Lion Nathan and currently a director of Westpac. Gordon will stand for election today together with Roland Williams and Trevor Bourne who are retiring by rotation and seeking re-election. I will outline the expertise and experience they each bring to the Board later in the meeting.

Concluding remarks

In the coming year the Board will be focussed on ensuring we deliver the growth in earnings from our significant acquisition and investment in major projects.

We hope that the New South Wales Government will proceed with the privatisation of the Retail industry in 2008 in line with the recommendations of the Owen Report. Origin Energy would expect to be a bidder for appropriate assets.

We expect that the consolidation of the energy industry will continue in the current year and we expect that this will give rise to additional opportunities for Origin Energy.

Based on our results for the first quarter and the expectation we now have that the Otway Gas Project will not commence full production until January 2008, we believe that the outcome for this year is for underlying profit to be between 10-15% higher than last year with most of this increase occurring in the second half of the year.

In concluding I would like to thank our Managing Director, Grant King, and all Origin Energy employees for their contribution to our strong performance during 2006/07. Finally I would like to thank you, our shareholders for your continuing support of Origin Energy.



Kevin McCann
Chairman

Managing Director's Address

31 October 2007

I trust you will agree that it has been a busy and challenging year. I hope that Origin Energy shareholders have been able to follow the progress of their company over the past year through the many ASX releases and media comments on Origin Energy.

Given the continued reporting on Origin Energy's progress, I would like to focus this brief presentation today on three areas that I think will be of interest to shareholders. They are:

- The key developments and issues that shaped a busy year;
- Some key changes that have occurred this year and that will impact the future development of our industry;
- Factors that will influence our outlook for the year ahead.

Key developments

In November we were the successful acquirer of Sun Retail for $1.2 billion.

The acquisition more than doubled the size of our electricity business, gave us a large exposure to the Queensland energy market, provided a material


Grant King Managing Director

addition to our LPG business and included a consented site for a gas-fired power station at Braemar in Queensland.

The integration of the electricity retail business and the LPG business has proceeded effectively and the power station site is now the location of our Darling Downs Power Station Project – which I will discuss shortly. We are comfortable that the assumptions that we made about the business at the time of acquisition remain appropriate.

This acquisition was funded by a net $473 million equity raising and immediately triggered the announcement of the sale of our Networks business, ultimately to APA for $556 million.

This business has been an important contributor to earnings and cash-flow. However, it is not central to Origin Energy's strategy of being a fuel-integrated generator/retailer and the continued development of that business is better undertaken by others.

The Chairman has already mentioned the approach by AGL in December to merge AGL and Origin Energy. This was an unexpected approach, but one that was seriously reviewed. It was ultimately rejected on the basis that the proposed terms did not appropriately reflect the relative value of the companies. This judgement by your Board and management has, by virtue of subsequent events, proven to be correct. Importantly however, the approach by AGL and the close scrutiny by analysts, investors and the media, did draw attention to the longer term value that resides in Origin Energy's business and strategy.

In the last quarter of the year, we announced we were proceeding with the development of the Darling Downs Power Station and associated coal seam gas (CSG) developments, as well as a large long-term contract for the sale of CSG to Rio Tinto. These projects will require approximately $1.5 billion of capital investment between now and 2010. On completion of these projects our CSG production will be around 100 PJ per annum.

In addition to these key developments our BassGas Project commenced commercial production in September 2006 and will produce over 20 PJ of gas per year with approximately 1.4 million barrels of condensate and LPG. Origin Energy is purchasing all of the sales-gas from this project for its Retail business.

Commissioning has commenced on the Otway Gas Project with stable production forecast by the operator, Woodside, by January next year. The delay in the project is regrettable and we are looking forward to the contribution to earnings that the project will make in the new year. Gross production from the project will be 60 PJ of gas per annum plus around 1.8 million barrels of condensate and LPG. Origin Energy has a 31% share of the project, and will purchase almost half of the gas from the project.

We have also made significant progress on our Kupe Gas Project in New Zealand. Fabrication of the platform jacket and topsides is now complete. The jacket has already been transported to New Zealand and the jack-up rig to be used to install the platform and drill the Kupe wells is also now on location in New Zealand.

As with many major projects in the upstream petroleum industry, we are under schedule and cost pressures on the project but are still targeting a mid-2009 completion. It will produce over 20 PJ of gas per annum and around 2 million barrels of liquids per annum.

Our share of capital expenditure on all these projects is over $2.5 billion, illustrating that we have been and will continue to be involved in a period of significant capital expenditure which will drive Origin Energy's growth.

All these opportunities are reflective of the consistent implementation of our integrated strategy.

We consistently contend that one of the key virtues of this strategy is to help us better manage financial risks that arise in our industry.

This contention was tested in the last quarter of the financial year when we saw very volatile wholesale prices in electricity and gas markets in eastern Australia, largely due to effects of the prolonged drought. Our integrated strategy and risk management processes helped to manage this volatility effectively.

In short, it has been both a challenging and exciting year, but ultimately one of great progress for your company.

Key changes in our industry

During the year, there have been a number of changes that will have long term impacts on the development of the energy industry.

In the second half of 2006, when Santos and AGL bid for Queensland Gas Company, the potential of CSG became evident to the market.

We began investing in CSG about 10 years ago with a belief in the potential of this resource.

At the end of the financial year we announced a major increase in our CSG reserves of over 1,000 PJ, bringing our proved and probable CSG reserves to 2,470 PJ. Our 3P reserves are now over 4,500 PJ and we believe that it is realistic to talk in the long term of CSG reserves for the industry as a whole of between 15,000 – 30,000 PJ.

This has dramatically and permanently changed the supply/demand balance for natural gas in eastern Australia causing projects like the proposed PNG pipeline to be abandoned; providing a fuel for gas-fired power generation which is significantly less carbon intensive than coal; and resulted in proposals for the development of an liquefied natural gas (LNG) industry in eastern Australia.

Origin Energy's leading position in CSG sees us well placed to benefit from this change.

The other major change of great importance to the energy industry in Australia is the now bipartisan political recognition of the need for an effective response to the challenge of climate change. It now seems certain that irrespective of the outcome of the coming election we will see the introduction of an emissions trading scheme.

The need to materially reduce greenhouse gas emissions between now and 2020 and achieve dramatic redirection by 2050 is the most important commercial and technological challenge for the energy industry globally.

It is important that Origin Energy is now properly positioned across both traditional and new thermal as well as renewable technologies to ensure we respond effectively to this long term challenge.

Our investment in new high efficiency gas-fired, combined cycle power generation, our increased investment in geothermal opportunities and solar R&D, our voluntary carbon reduction trading scheme and our market leading position in green power retail products for consumers are all evidence of commitment to effectively respond to this long-term challenge.

Outlook

I am aware that recent events may have caused increased investor interest in our outlook for the current year.

At our full-year results announcement we said that we expected underlying profit for the coming year to be approximately 15% higher than the prior year assuming that the then current market circumstances prevailed. Key issues that could impact on this outlook included the timing of reaching full production on the Otway Gas Project and material movements in exchange rates, particularly in US and NZ currencies.

Whilst there has been significant increases in the $US/$A exchange rate, oil price increases have largely offset this effect. The weakening of the $NZ is affecting, but not materially changing, the $A contribution from Contact Energy which, as we have previously indicated, is expected to be consistent with the prior year.

Churn in retail markets remained quite high, particularly but not surprisingly in the Queensland market where full retail contestability was recently introduced. Customer margins across our business are consistent with our expectations.

Following the volatility of wholesale electricity prices in the June quarter, the first quarter of this financial year has been characterised by relatively benign conditions resulting in flat but somewhat higher electricity prices. This lack of volatility affects returns from our wholesale electricity hedges. Some volatility has returned with the onset of hotter weather in October. In our experience, and when considering our commodity mix, we would expect this trend to even out across the year.

Summary

In summary, it has been an extraordinary year of development and change for your company. We have been strengthened by the challenges that the year has presented us with and we believe we are well placed to continue the development and growth of Origin Energy.

Your management and all employees have worked very hard this year. Importantly, as the Chairman has mentioned, we also improved our safety performance and we continue to strive for further improvement. I greatly appreciate the support of my colleagues in the management team and from all the employees at Origin Energy.

Meeting Results

Items of business		For
2	Remuneration Report	413,983,561
3(a)	Election – J R Williams	422,308,275
3(b)	Election – T Bourne	409,068,016
3(c)	Election – G M Cairns	421,410,132
4	Grant of options and offer of rights to shares to Mr Grant King	409,050,77

I can also assure you that your Board has yet again given generously of their time and experience to support and guide the company.

I trust that all our shareholders support our enthusiasm to respond to and benefit from the challenges and the opportunities that we see ahead of us.



Grant King
Managing Director

Against	Abstain	Open
9,365,692	2,249,632	18,250,161
2,118,439	967,316	18,455,016
14,418,477	1,530,042	18,832,511
1,949,065	1,621,121	18,868,728
13,074,483	3,252,874	9,282,016

Below is an extract of some questions that may be of general interest to shareholders. For full details of all questions answered, please listen to the webcast on our website (www.originenergy.com.au/investor).

Q: How is Origin Energy going to meet its capital expenditure obligations in the future and will there be a change in the gearing ratio?

A: Our current gearing ratio is 42% which is within our target range of 40-45%. As the balance sheet has grown and as we retain profits, we expect to be able to fund developments from cashflow and borrowings and keep our gearing within the target range over the medium term.

Q: What is the status of Origin Energy's SLIVER® photovoltaic development?

A: The next key step in this development is to move from the pilot plant, which we are operating now, to a production project. The Board would expect to consider that within the next six months. We believe that SLIVER® will provide a breakthrough in solar power generation, but it is a journey to prove the technology and commercialise it successfully.

Q: Do you think that the shareholders' purchase plan limit of $5,000 per annum should change?

A: The current limit has not been changed since 2002. It is time that a further increase in the limit is considered by government.

Q: You have changed the performance hurdles for your long-term incentives from continuous re-testing to two re-tests. Why have you not removed all re-testing?

A: We felt it was appropriate to retain limited re-testing to ensure that they operate to help retain key executives. The ability to retain an executive may be lost if the incentive lapses after a single test in a volatile market.

Q: What is Origin Energy's view about the relevance of AGMs, particularly for retail investors?

A: We believe that it is important to be able to communicate with shareholders about what the Board and management are doing on behalf of the company. AGMs play an important part of this communication and should be retained.

Shareholding enquiries

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone 1300 664 446
e-mail registrars@linkmarketservices.com.au
Website www.linkmarketservices.com.au

Other enquiries

Company Secretary
Origin Energy Limited
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9252 1566
e-mail enquiry@originenergy.com.au
Website www.originenergy.com.au

Origin Energy Limited
ABN 30 000 051 696


Mixed Sources
FSC


origin
energy

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 29 November 2007
Company Secretary

Print name: William M Hundy

END